As filed with the Securities and Exchange Commission on December 19, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SONA MOBILE HOLDINGS CORP.

F/K/A PerfectData Corporation
(Exact name of Registrant as specified in its charter)

Delaware	7371	95-3087593
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Sona Mobile Holdings Corp.
825 Third Avenue, 32nd Floor
New York, New York 10022
(212) 486-8887 Telephone
(212) 486-4469 Facsimile

(Address, including zip code, and telephone number, including area code, of Registrant’s executive offices)

John Bush
Sona Mobile Holdings Corp.
825 Third Avenue, 32nd Floor
New York, New York 10022
(212) 486-8887 Telephone
(212) 486-4469 Facsimile

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Joel J. Goldschmidt, Esq.
Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue
New York, New York 10022
(212) 838-8269
(212) 838-9190 Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

CALCULATION OF REGISTRATION FEE

Title of Each class of Securities to be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Security(1)(2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common stock, par value $.01 per share	3,848,700	$1.70	$6,542,790	$700.08
Common stock, par value $.01 per share, underlying Common Stock Purchase Warrants including shares issuable to cover anti-dilution adjustments(3)	962,175	$1.70	$1,635,698	$175.02
Total	4,810,875	$1.70	$8,178,488	$875.10

(1)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act.

(2)	Pursuant to Rule 457(c), the maximum offering price for the common stock is based upon the average of the high and low sales prices of the Common Stock on the OTC Bulletin Board on December 14, 2005.

(3)	In accordance with Rule 416, the registrant is also registering hereunder an indeterminate number of shares of Common Stock that may be issued and resold to prevent dilution from stock splits, stock dividends and similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commision is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Dated December 19, 2005

4,810,875 SHARES
OF
COMMON STOCK
SONA MOBILE HOLDINGS CORP.

The selling stockholders named in this prospectus are offering up to 4,810,875 shares of our common stock, par value $.01 per share (‘‘Common Stock’’). Of these shares, 962,175 shares are issuable upon exercise of four-year warrants (‘‘Warrants’’) to purchase shares of our Common Stock at a price of $1.968 per share. We will not receive any of the proceeds from the sale of the shares, although we will receive aggregate proceeds of approximately $1.9 million if all of the Warrants are exercised. We will bear all costs and expenses relating to the offer and sale of these shares, including the expenses of registering these shares under Securities Act of 1933, as amended (the ‘‘Securities Act’’). We expect these costs and expenses will be approximately $64,000. Any commissions, fees and discounts of underwriters, brokers, dealers or agents will be paid by the selling stockholders.

Each selling stockholder will sell his or its shares whenever it chooses to do so at varying prices to be determined at the time of each sale. Each selling stockholder may sell its shares directly to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from either the selling stockholder or the purchasers of the shares or both of them. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available. The selling stockholders and any participating broker-dealers may be deemed to be ‘‘underwriters’’ within the meaning of the Securities Act and any commissions paid to or discounts taken by any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their Common Stock

Our Common Stock is quoted on the OTC Bulletin Board under the trading symbol ‘‘SNAM’’. The closing price for our Common Stock on the OTC Bulletin Board was $1.63 on December 13, 2005.

See ‘‘Risk Factors’’ beginning on page 7 of this prospectus for the factors you should consider before buying shares of our Common Stock.

No underwriter or person has been engaged by us to facilitate the sale of the shares of Common Stock in this offering. This offering will continue for up to 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission or for so long thereafter as sales of shares offered by the selling stockholders would otherwise be subject to volume limitations imposed under the Securities Act.

Neither the Securities and Exchange Commission nor any other regulatory body has approved these shares or determined that this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this Prospectus is      , 2006

INSIDE FRONT COVER

We own various registered and unregistered trademarks, some of which are mentioned in this prospectus.

All references to ‘‘we,’’ ‘‘us,’’ ‘‘our’’ and similar terms refer to Sona Mobile Holdings Corp., its predecessor, and its subsidiaries, Sona Mobile, Inc., Sona Innovations, Inc. and Sona Limited.

FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as ‘‘may,’’ ‘‘will,’’ ‘‘should,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘anticipates,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘predicts,’’ ‘‘potential,’’ ‘‘continue,’’ ‘‘our future success depends,’’ ‘‘seek to continue,’’ or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in this ‘‘Risk Factors’’ section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements.

We are a Vertical Wireless Software and Service Provider specializing in value-added services to data-intensive vertical market segments. Through our subsidiaries, we develop, market and sell wireless data application software for mobile devices in the rapidly growing wireless data marketplace. Our revenues consist primarily of licensing and support fees relating to our flagship product, the Sona Wireless PlatformTM (SWP) and related end-user wireless applications to enterprises and cellular operators.

Our value proposition is to unlock, integrate and seamlessly deliver all types of data to wireless devices, whether streaming financial markets data for the investment banking industry, complex databases and enterprise applications for supporting all areas of a corporate organization or live television and digital radio delivery to the growing consumer market via channel and content partners —anytime, anywhere. We deliver these products and services globally across most of the major cellular networks and prominent wireless device operating systems.

We market our products and services principally to two large vertical markets and one broad horizontal market.

•	Financial services. One of our primary focuses is to develop software for the data-intensive investment banking community and client-facing applications for the retail banking industry.

•	Media; entertainment and gaming. We deliver content via significant channel partners and content partners, including live streaming television, digital radio, specific theme phones and gaming applications.

•	Enterprise software. Our products and services extend enterprise applications to the wireless arena, such as customer relationship management systems, sales force automation systems, information technology (IT) service desk and business continuity protocols, all of which are delivered in compliance with the current regulatory environment.

The market demand for mobile and wireless software, both at the enterprise and consumer levels, continues to grow rapidly. We believe that we are well-positioned to exploit this opportunity with various focused initiatives, ranging from direct and channel sales to the enterprise market, combined with strategic alliance and joint venture agreements with content providers to satisfy the significant growth in demand from the consumer market for these types of services.

Growth Strategy

Our growth strategy is to increase the sales of our software products by: (i) continued investment in promoting and marketing our product and service offerings to prospective customers and to other technology service providers (i.e. systems integrators, value added resellers and managed service providers) which we believe will have the effect of developing greater customer demand and broadening our market coverage; and (ii) increasing functionality. Our ability to implement our growth strategy will depend on identifying and obtaining new customers and resellers on desirable economic terms.

Corporate Information

We were incorporated in the State of California on June 8, 1976 under the name PerfectData Corporation. On November 29, 2004, we reincorporated in the State of Delaware. On April 19, 2004, Sona Mobile, Inc., a privately held company organized under the laws of the State of Washington, merged with and into PerfectData Acquisition Corporation (‘‘Merger Sub’’), a Delaware corporation and the wholly-owned subsidiary of PerfectData Corporation, a then inactive publicly held company (‘‘PerfectData’’). In the merger, Merger Sub changed its name to Sona Mobile, Inc. On November 17, 2005, PerfectData changed its name to Sona Mobile Holdings Corp.

Our principal executive office is located at 825 Third Avenue, 32nd Floor, New York, New York 10022 and our telephone number is (212) 486-8887. Our Web address is www.sonamobile.com. None of the information on our Web site is part of this prospectus.

The Offering

Securities offered	4,810,875 shares of Common Stock, including 962,175 shares underlying the Warrants.

Shares of Common Stock outstanding before this offering	37,927,350

Shares of Common Stock outstanding after this offering	38,889,525*

Use of Proceeds:	We will not receive any of the proceeds from the sale of the shares, although we will receive up to approximately $1.9 million upon the exercise of the Warrants in full. These proceeds, if any, will be used for working capital. We will pay all of the expenses of this offering, including, without limitation, professional fees, printing expenses and registration fees.

Risk Factors:	The offering involves a high degree of risk. Please refer to ‘‘Risk Factors’’ for a description of the risk factors you should consider.

OTC bulletin board symbol:	SNAM

*	Assumes all of the Warrants are exercised.

Summary Financial Information

The following table summarizes our statement of operations data for the period from November 12, 2003 (the date Sona Mobile, Inc. commenced operations) to December 31, 2003, the year ended December 31, 2004 and the nine months ended September 31, 2004 and 2005.

	Period from November 12, 2003 to December 31, 2003	Year ended December 31, 2004	Nine months ended September 30,
			2004	2005
Revenue	$—	$401,536	$280,643	$380,321
Operating expenses	114,824	1,000,515	673,673	4,046,906
Operating loss	$(114,824)	$(598,979)	$(393,030)	$(3,666,585)
Net loss	$(114,824)	$(626,156)	$(384,465)	$(3,614,714)
Comprehensive loss	$(112,523)	$(654,108)	$(378,114)	$(3,647,551)
Net loss per common share – basic and diluted	$(0.23)	$(0.43)	$(0.35)	$(0.56)
Weighted average number of common shares – basic and diluted	492,867	1,450,761	1,102,690	6,430,959

The following table summarizes our balance sheet data as at December 31, 2004 and September 30, 2005.

	December 31, 2004	September 30, 2005
	(audited)	(unaudited)
Cash and cash equivalents	$113,629	$3,782,400
Total assets	$780,774	$4,383,647
Total liabilities	$891,391	$ 880,239
Working capital (deficit)	$(452,217)	$3,444,984
Accumulated (deficit)	$740,980	$4,355,692
Total stockholders’ deficiency	$110,617	$3,503,408

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this proxy, including our financial statements and the notes to those statements, before you purchase any of our securities. Unless indicated otherwise, all references to ‘‘we,’’ ‘‘our,’’ and ‘‘us’’ and similar terms refer to Sona Mobile Holdings Corp., its predecessor, and its subsidiaries, Sona Mobile, Inc., Sona Innovations, Inc. and Sona Limited.

Risks Related to Our Business

Our limited operating history makes evaluation of our business and prospects difficult.

Our limited operating history makes it difficult to evaluate our business and prospects. We have encountered, and expect to continue to encounter, many of the difficulties and uncertainties often faced by early stage companies. You should consider our business and prospects in light of the risks, uncertainties and difficulties frequently encountered by early stage companies, including limited capital, delays in product development, marketing and sales obstacles and delays, inability to gain customer acceptance of our products and services, inability to attract and retain high-quality and talented executives and other personnel and significant competition. We cannot be certain that we will successfully address these risks. If we are unable to address these risks, our business may not grow, our stock price may suffer and/or we may be unable to stay in business.

We have a history of losses and cash flow deficits and we expect to continue to operate at a loss and to have negative cash flow for the foreseeable future.

We have never been profitable and we cannot assure you that we will ever be profitable. Through September 30, 2005, we had cumulative net losses in excess of $3.6 million. We also have negative cash flows from operations. We expect that our expenses will increase substantially as we continue to develop our products and services. In addition, as a public company our general administrative expenses will increase significantly. As a result, we expect to continue to incur losses for the foreseeable future. Whether we ever become profitable will depend on many factors, but principally on our ability to successfully market our products and services.

We will be required to seek additional financing, which may not be available.

We believe that our current cash balances will be sufficient to meet our working capital and capital expenditure requirements only through approximately the quarter ending March 31, 2006. We have instituted a program to reduce our expenditures and are actively seeking to raise additional financing. However, we do not have any commitment for such financing. Such a financing could dilute the interests of our existing shareholders or increase our operating expenses. We cannot assure you that we will be able to obtain such a financing on acceptable terms, if at all. If we cannot meet our revenue and cash flow forecasts and are also unable to secure additional financing, we may have to significantly curtail our operations or take other restructuring actions.

Our operating results may fluctuate dramatically, particularly from quarter to quarter.

We anticipate that our quarterly and annual operating results will fluctuate dramatically over the near terms as a result of a number of factors, including the following:

• volume and timing of orders received;

• the availability and cost of products and components from our suppliers;

• the mix of products and services sold;

• patterns of capital spending by enterprises for technology products and services;

• the timing of new product announcements and releases;

• pricing pressures; and

• general economic conditions.

As a result of these and other factors, we have historically experienced, and may continue to experience, fluctuations in revenues and operating results. In addition, it is possible that in the future our operating results may fall below the expectations of analysts and investors, and as a result, the price of our securities may fall.

Our future success depends on broad market acceptance of wireless technology for data applications, which may not happen.

The market for wireless data application products and services has begun to develop only recently and is characterized by rapid technological change, evolving industry standards and strong customer demand for new products, applications and services. As is typical of a new and rapidly evolving industry, the demand for, and market acceptance of, wireless data application products and services are highly uncertain. We cannot assure you that the use of wireless data application products and services will become widespread. The commercial acceptance of wireless data application products and services may be affected by a number of factors including:

• quality of infrastructure;

• security concerns;

• equipment, software or other technology failures;

• government regulation;

• inconsistent quality of service; and

• lack of availability of cost-effective, high-speed network capacity.

If the market for wireless data application products and services fails to develop, develops more slowly than we anticipate, or if wireless data application products and services products and services fail to achieve market acceptance, our business could be adversely affected.

Our business depends on the level of capital spending by enterprises for technology products and services.

As a supplier of technology products and services for enterprises, our business depends on the level of capital spending for technology products and services by enterprises in our markets. We believe that an enterprise's investment in computer network and communications systems and related products and services depends largely on general economic conditions that can vary significantly as a result of changing conditions in the economy as a whole. The market for technology and communications products and services may continue to grow at a modest rate or not at all. If the level of spending by our customers on technology and communications systems and related products and services decreases, our revenue and operating results may be adversely affected.

If we fail to keep up with changes in our industry, we will become less competitive, which will adversely affect our financial performance.

In order to remain competitive and serve our customers effectively, we must respond on a timely and cost-efficient basis to technological changes as well as changes in industry standards and procedures and customer preferences. In some cases these changes may be significant and their cost may be substantial. We cannot assure you that we will be able to adapt to any changes in the future or that we will have the financial resources to keep up with changes in the marketplace. The cost of adapting our products and services may have a material and adverse effect on our operating results.

We have many competitors and expect new competitors to enter our market, which could increase price competition and may affect the amount of business available to us and the prices that we can charge for our products and services.

The markets for our products and services are extremely competitive and may change rapidly. Substantial growth in demand for wireless technology products and services has been predicted and we expect competition to increase as existing competitors enhance and expand their products and services and as new participants enter the wireless data application market. There are relatively few barriers to entry to companies with computer and network experience. A rapid increase in competition could negatively affect the amount of business that we get and the prices that we can charge.

Additionally, many of our competitors and potential competitors have substantially greater financial resources, customer support, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships than we do. We cannot be sure that we will have the resources or expertise to compete successfully. Compared to us, our competitors may be able to:

• develop and expand their products and services more quickly;

• adapt faster to new or emerging technologies and changing customer needs;

• take advantage of acquisitions and other opportunities more readily;

• negotiate more favorable agreements with vendors;

• devote greater resources to marketing and selling their products; and

• address customer service issues more effectively.

Some of our competitors may also be able to increase their market share by providing customers with additional benefits or by reducing their prices. We cannot be sure that we will be able to match price reductions by our competitors.

Our business may suffer from lack of diversification.

Our business is centered solely on providing wireless data application products and services. The risks associated with focusing on a limited product line are substantial. If consumers do not accept our products and services or if there is a general decline in market demand for, or any significant decrease in, the perceived need for our products and services, we are not financially or operationally capable of introducing alternative products and services within a short time frame. As a result, lack of acceptance of our products and services or a significant decline in the demand for our products and services could cause us to cease operations.

We will likely be required to raise additional capital, which if not available to us on acceptable terms, or at all, will materially and adversely harm our business and threaten our capacity to remain in business.

We believe that we have sufficient capital to finance operations for the next 12 months. Given the working capital demands that we face, it is likely that we will have to raise additional capital in the near future. We cannot be certain that such capital will be available to us or, if it is available to us, we cannot be certain that such capital will be available on terms that are acceptable to us. Such financing could be dilutive to existing stockholders and could result in significant financial and operating covenants that would negatively impact our business. If we are unable to raise sufficient additional capital on acceptable terms, we will be forced to restrict new product development and may be unable to continue our business operations.

We have no arrangements or commitments for additional financings. We do not have any currently identified sources of additional capital on which we could rely if we find our revenues and the offering proceeds are insufficient to fund our operations. New sources of capital may not be available to us when we need it or may be available only on terms we would find unacceptable.

Our future performance depends on our ability to retain key personnel.

Our future success depends on retaining our existing key employees. Losing any of our key employees could limit our ability to execute our growth strategy, resulting in lost sales and a slower rate of growth.

We depend on the continued efforts of our senior management team, including John Bush, Shawn Kreloff and Nicholas Glinsman. If for any reason, our senior executives do not continue to be active in our business, our business, financial condition or results of operations could be adversely affected. Currently, we do not have employment agreements with any of these executives. Also, we do not carry, nor do we anticipate obtaining, ‘‘key man’’ insurance on them. It would be difficult for us to replace any of these individuals. We cannot assure you that we will be able to continue to retain our senior executives or other personnel necessary for the development of our business.

We may not be able to hire and retain highly skilled technical employees, which would affect our ability to compete effectively and could adversely affect our operating results.

We depend on highly skilled technical personnel for research and development and to market and service our products. To succeed, we must hire and retain employees who are highly skilled in rapidly changing wireless technologies. In particular, as we implement our strategy of focusing on wireless data applications, we will need to:

•	hire more employees with experience developing and providing advanced communications products and services;

•	train our current personnel to sell wireless data applications products and services; and

•	train personnel to service our products.

Because the competition for qualified employees in our industry is intense, hiring and retaining qualified employees is both time-consuming and expensive. We may not be able to hire enough qualified personnel to meet our needs as our business grows or to retain the employees we currently have. Our inability to hire and retain the individuals we need could hinder our ability to sell our existing products, systems, software or services or to develop and sell new ones. If we are not able to attract and retain qualified employees, we will not be able to successfully implement our business plan and our business will be harmed.

We may not be able to manage our growth effectively, which could adversely affect our operations and financial performance.

The ability to manage and operate our business as we execute our growth strategy will require effective planning. Significant rapid growth could strain our internal resources, leading to a lower quality of customer service, reporting problems and delays in meeting important deadlines resulting in loss of market share and other problems that could adversely affect our financial performance. Our efforts to grow have placed, and we expect will continue to place, a significant strain on our personnel, management systems, infrastructure and other resources. If we do not manage our growth effectively, our operations could be adversely affected, resulting in slower growth and a failure to achieve or sustain profitability.

If we are unable to protect our intellectual property rights, our business may be harmed.

Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and non-disclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection. Patent filings by third parties, whether made before or after the date of our patent filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business because we believe that developing new products and technology that are unique to us is important to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

We may be found to infringe third-party intellectual property rights.

Third parties may in the future assert claims or initiate litigation related to their patent, copyright, trademark and other intellectual property rights in technology that is important to us. The asserted claims and/or litigation could include claims against us or our suppliers alleging infringement of intellectual property rights with respect to our products or components of those products. Regardless of the merit of the claims, they could be time consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. We cannot assure you that licenses will be available on acceptable terms, if at all. Furthermore, because of the potential for significant damage awards, which are not necessarily predictable, it is not unusual to find even arguably unmeritorious claims resulting in large settlements. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results and financial condition could be materially adversely affected.

If we do not accurately predict demand for our products when deciding to invest in new products, we will likely incur substantial capital expenditures that will not benefit our business.

Research and development takes a significant amount of time and requires significant investment in skilled engineering and scientific personnel. We have made these investments, and intend to continue to make such investments based on internal projections of the potential market for our products and services and of our potential profit margins on sales of these products and services. If those projections are inaccurate, we may not be able to obtain an acceptable return on our investment in the development of these products and services. If our projections of the prospects of new products are inaccurate, we may make investments in the development, testing and approval of those products and services that may result in unsatisfactory returns.

We do not intend to pay dividends and, consequently, the only opportunity for investors to achieve a return on their investment is if a trading market develops and investors are able to sell their shares at a profit or if our business is sold at a price that enables investors to recognize a profit.

We will need all of our cash resources to fund our operations, including the development of future products and services. Accordingly, we do not expect to pay cash dividends in the foreseeable future on our common stock. We cannot assure investors any return on their investment, other than in connection with a sale of their shares or a sale of our business. At the present time there is a limited trading market for our shares. Therefore, holders of our securities may be unable to sell them. We cannot assure investors that an active trading market will develop or that any third party would offer to purchase our business on acceptable terms and at a price that would enable our investors to recognize a profit.

Our compliance with the Sarbanes-Oxley Act and the U.S. Securities and Exchange Commission (the ‘‘Commission’’) rules concerning internal controls may be time consuming, difficult and costly for us.

Our senior management has limited experience with publicly-traded companies and may not be fully familiar with the requirements of the Sarbanes-Oxley Act and other laws, rules and regulations that apply to companies required to file reports with the Commission. It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

The public market for our common stock is limited, and stockholders may not be able to resell their shares at or above the purchase price paid by such stockholder, or at all.

There is currently only a limited public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained in the future. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, such as: the announcement of new products or product enhancements by us or our competitors; developments concerning intellectual property rights and regulatory approvals;

quarterly variations in our competitors' results of operations; changes in earnings estimates or recommendations by securities analysts; developments in our industry; and general market conditions and other factors, including factors unrelated to our own operating performance. The stock market in general has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Prospective investors should also be aware that price volatility might be worse if the trading volume of our common stock is low.

We may not be able to attract the attention of major brokerage firms, which could have a material adverse impact on the market value of our common stock.

Security analysts of major brokerage firms may not provide coverage of our common stock since there is no incentive to brokerage firms to recommend the purchase of our common stock. The absence of such coverage limits the likelihood that an active market will develop for our common stock. It also will likely make it more difficult to attract new investors at times when we require additional capital.

We may be unable to list our common stock on Nasdaq or on any securities exchange.

Although we may apply to list our common stock on Nasdaq or the American Stock Exchange in the future, we cannot assure you that we will be able to meet the initial listing standards, including the minimum per share price and minimum capitalization requirements, or that we will be able to maintain a listing of our common stock on either of those or any other trading venue. Until such time as we qualify for listing on Nasdaq, the American Stock Exchange or another trading venue, our common stock will continue to trade on the OTC Bulletin Board or another over-the-counter quotation system, or on the ‘‘pink sheets,’’ where an investor may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, rules promulgated by the Commission impose various practice requirements on broker-dealers who sell securities that fail to meet certain criteria set forth in those rules to persons other than established customers and accredited investors. Consequently, these rules may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our common stock. It would also make it more difficult for us to raise additional capital.

Our common stock may be considered a ‘‘penny stock’’ and may be difficult to sell.

The Commission has adopted regulations which generally define a ‘‘penny stock’’ to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Even if our stockholders approve the proposal to give the Board the authority to effect a reverse stock split, the market price of our common stock, if a market develops, may be less than $5.00 per share and therefore it may be designated as a ‘‘penny stock’’ according to the Commission rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.

A significant number of shares of common stock will be eligible for sale shortly, and such sales could depress the market price of our stock.

Sales of a substantial number of shares of our common stock in the public markets, or the perception that these sales may occur, could cause the market price of our stock to decline and could materially impair our ability to raise capital through the sale of additional equity securities. Currently, we have 37,927,350 shares of common stock issued and outstanding. Virtually all of these shares are either registered under the Securities Act or salable under Rule 144(k) promulgated under the Securities Act. In addition to the shares of Common Stock offered hereby, within the next few months, we expect to register under a Form S-8 registration statement 5,000,000 shares of our Common Stock reserved for issuance under our Amended and Restated Stock Option Plan of 2000.

We are controlled by a limited number of shareholders, which will limit your ability to influence the outcome of key decisions.

Our executive officers and directors own, in the aggregate, shares of our capital representing approximately 35.5% of the voting power of the issued and outstanding shares of our capital stock that are entitled to vote. As a result, these shareholders will have the ability to exercise substantial control over our affairs and corporate actions requiring shareholder approval, including electing and removing directors, selling all or substantially all of our assets, merging with another entity or amending our articles of incorporation. This de facto control could be disadvantageous to our other shareholders with interests that differ from those of the control group. For example, the control group could delay, deter or prevent a change in control even if a transaction of that sort would benefit the other shareholders. In addition, concentration of ownership could adversely affect the price that investors might be willing to pay in the future for our securities.

As a public company, our administrative costs will be significantly higher than they are now, making it more difficult for us to be cash flow positive and profitable.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Commission, and various exchanges and trading markets, where we plan ultimately to list our securities, has required changes in corporate governance practices of public companies. We expect that these new rules and regulations will increase our legal and financial compliance costs and make some activities more time consuming. For example, in connection with becoming a public company, we will create several board committees, implement additional internal controls and disclose controls and procedures and incur costs relating to preparing and distributing periodic public reports in compliance with our obligations under the securities laws. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

It may be difficult for a third party to acquire us, and this could depress our stock price.

Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. For example:

•	Without prior shareholder approval, the board of directors has the authority to issue one or more classes of preferred stock with rights senior to those of common stock and to determine the rights, privileges and inference of that preferred stock.

•	There is no cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates.

USE OF PROCEEDS

All shares of our Common Stock offered by this prospectus are being registered for the account of the selling stockholders. We will not receive any of the proceeds from the sale of these shares, although we will receive aggregate proceeds of approximately $1.9 million if all the warrants held by the selling stockholders are exercised. These proceeds, if any, will be used for working capital.

DIVIDEND POLICY

We have not declared or paid any dividends on our Common Stock since inception and we do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay dividends on Common Stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our actual capitalization as of September 30, 2005 and on a pro forma basis after taking into account the conversion of the Series A and Series B Preferred Stock, which occurred on November 17, 2005:

	Actual	Pro Forma
	(unaudited)
Shareholders’ equity:
Preferred stock, 2,000,000 shares authorized, $.01 par value;
Series A Convertible Preferred Stock, 600,000 shares authorized, 568,140 shares issued and outstanding, actual no shares issued and outstanding pro forma	$5,681	$—
Series B Convertible Preferred Stock, 10,000 shares authorized, 3,848.7 shares issued and outstanding actual, no shares issued and outstanding pro forma	38	—
Common stock, 10,000,000 shares authorized, $.01 par value, actual; 90,000,000 shares authorized pro forma; issued and outstanding – 6,584,530 shares, actual and 37,927,350 shares pro forma	65,845	379,273
Common stock purchase warrants 962,175 issued and outstanding	498,407	498,407
Additional paid-in capital	7,347,618	7,039,909
Accumulated deficit	(4,355,692)	(4,355,692)
Accumulated other comprehensive income	(58,489)	(58,489)
Total capitalization	$3,503,408	$3,503,408

PRICE RANGES OF OUR COMMON STOCK

Our common stock is not listed on any stock exchange, but is traded on the Over-the-Counter Electronic Bulletin Board (the ‘‘OTC Bulletin Board’’) under the symbol ‘‘SNAM.’’ The following table sets forth the high and low bid information for our common stock for the periods presented, as reported by the OTC Bulletin Board. The bid information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Bid Prices
Quarters	High	Low
Year Ended December 31, 2003
January 1, 2003 to March 31, 2003	$0.84	$0.50
April 1, 2003 to June 30, 2003	$1.37	$0.25
July 1, 2003 to September 30, 2003	$1.44	$0.90
October 1, 2003 to December 31, 2003	$1.25	$0.85
Year Ended December 31, 2004
January 1, 2004 to March 31, 2004	$1.18	$0.38
April 1, 2004 to June 30, 2004	$0.85	$0.40
July 1, 2004 to September 31, 2004	$0.94	$0.33
October 1, 2004 to December 31, 2004	$0.85	$0.30
Year Ended December 31, 2005
January 1, 2005 to March 31, 2005	$1.65	$0.66
April 1, 2005 to June 30, 2005	$1.90	$1.18
July 1, 2005 to September 30, 2005	$1.97	$1.15
October 1, 2005 to December 14, 2005	$2.45	$1.55

As of December 13, 2005, the closing bid price per share for our common stock, as reported on the OTC Bulletin Board was $1.63. As of December 13, 2005, we believe we had more than 13 beneficial stockholders.

RECENT DEVELOPMENTS

Reverse Merger

On April 19, 2005 (the ‘‘Effective Date’’), pursuant to an Agreement and Plan of Merger dated as of March 7, 2005 (the ‘‘Merger Agreement’’), Sona Mobile, Inc., a privately held, State of Washington corporation (‘‘Sona’’), merged with and into PerfectData Acquisition Corporation (‘‘Merger Sub’’), a Delaware corporation and a wholly-owned subsidiary of PerfectData Corporation, an inactive publicly traded Delaware corporation. Merger Sub simultaneously changed its named to Sona Mobile, Inc. We refer to the merger transaction as the ‘‘Merger.’’

As contemplated by the Merger Agreement, on the Effective Date:

(i) Four of PerfectData’s five directors resigned, including the Chairman of the Board, and the remaining director appointed three designees of Sona to fill those vacancies.

(ii) PerfectData’s chief executive officer resigned and the reconstituted board appointed designees of Sona as our new executive officers.

(iii) Each former shareholder of Sona received one share of our Series A Preferred Stock for every 10 shares of Sona's capital stock that they owned. Fractional shares were rounded up or down to the nearest whole share. A total of 539,733 shares of Series A Preferred Stock were issued to the former shareholders of Sona and an additional 28,407 shares of Series A Preferred Stock were issued to Colebrooke Capital, Inc. Sona's financial advisor in connection with the Merger (the ‘‘Advisor’’). Each share of Series A Preferred Stock was convertible into 48.11159 shares of our common stock, or a total of 27,334,120 shares of Common Stock, representing 80% of the fully diluted number of shares of our Common Stock issued and outstanding.

Under the terms Merger Agreement, the former shareholders of Sona are entitled to receive an additional 11,389,217 shares of Common Stock (the ‘‘Additional Shares’’) if either of the following two conditions are satisfied: (1) for our fiscal year ending December 31, 2005 our revenues are at least $3,000,000 and our gross profit margin is at least 50% or (2) for our fiscal years ending December 31, 2005 and 2006 our aggregate revenues are at least $12,000,000 and our gross profit margin, i.e., aggregate revenues less aggregate cost of revenues, for those years, is at least 50%.

The Series B Preferred Stock and the Warrants

Between June 21, 2005 and July 8, 2005, we sold 3,848.7 shares of our Series B Preferred Stock, convertible into 3,848,700 shares of our Common Stock, and Warrants to purchase 962,175 shares (the ‘‘Warrants’’) to a group of accredited investors for an aggregate purchase price of $5.05 million (the ‘‘Series B Financing’’). The Warrants have a four-year term, expiring on June 20, 2009, an exercise price of $1.968 per share and ‘‘weighted average’’ anti-dilution protection. The proceeds from the Series B Financing are being used for working capital and general corporate purposes.

Additional Shares

The Additional Shares will be allocated among the holders of the Series A Preferred Stock and the Series B Preferred Stock, other than the Advisor, pro rata based on their relative holdings of Series A and Series B Preferred Stock prior to conversion. On November 17, 2005, all of the issued and outstanding shares of the Series A Preferred Stock and Series B Preferred Stock automatically converted into shares of our Common Stock.

Annual Meeting of Stockholders

We held our annual meeting of stockholders on November 17, 2005. At the meeting the following action was taken:

•	The persons named under ‘‘Management’’ as members of our Board of Directors were elected by our stockholders to serve in those positions until the annual meeting of stockholders in 2006 and until each director’s successor is elected and qualified.

•	Our stockholders approved the Amended and Restated Option Plan of 2000, which amends and restates the Stock Option Plan of 2000 adopted by the Board in May 2000 and approved by the stockholders in October 2000. The Amended and Restated Plan, among other things, increases the number of shares of our Common Stock subject to the Plan from 2,000,000 shares to 5,000,000 shares and gives the Plan administrator the flexibility to grant various types of equity incentive compensation awards, in addition to stock options, including, for example, restricted stock awards, stock appreciation rights and others.

•	Our stockholders approved amendments to our certificate of incorporation to (a) change our corporate name to ‘‘Sona Mobile Holdings Corp.’’; and (b) increase the number of shares of Common Stock we are authorized to issue from 10,000,000 shares to 90,000,000 shares.

•	Our stockholders approved a proposal of our management to grant our Board of Directors discretionary authority to amend our certificate of incorporation prior to December 31, 2005 to effect a reverse split of our outstanding Common Stock in the range of from one for three to one to five.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read together with ‘‘Management's Discussion and Analysis or Plan of Operations’’ included elsewhere in this prospectus. The statement of operations data for the period beginning November 12, 2003 and ending December 31, 2003, the year ended December 31, 2004 and the balance sheet data at December 31, 2004 are derived from our audited consolidated financial statements, and the data for the pro forma combined are derived from the unaudited condensed combined financial statements, included elsewhere in this prospectus. The statement of operations data for the three and nine months ended September 30, 2005 and 2004 and the balance sheet data at September 30, 2005 are derived from our unaudited condensed consolidated financial statements, included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated and combined financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for such period. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

	Period beginning November 12, 2003 (inception) and ending December 31, 2003	Year ended December 31, 2004	Nine months ended September 30,
			2004	2005
			(unaudited)
Revenue	$—	$401,536	$280,643	$380,321
Operating expenses:
Advertising and communication	—	—	58,104	228,095
Amortization and depreciation	—	142,588	106,854	431,783
Office and administrative	2,487	222,039	87,962	797,260
Payroll wages and benefits	—	306,753	179,080	771,751
Professional fees	64,137	93,859	46,975	548,444
Consulting fees	48,000	248,580	172,994	1,233,536
Software purchases	—	22,693	21,704	36,037
Total operating expenses	114,624	1,036,512	673,673	4,046,906
Operating loss	(114,824)	(634,976)	(393,030)	(3,666,585)
Interest income	—	1,137	882	51,871
Research and development tax credits	—	7,683	7,683	—
Net loss	(114,824)	(626,156)	(384,465)	(3,614,714)
Gain/(loss) on currency translation	2,301	27,952	6,351	(32,837)
Comprehensive loss	(112,523)	(654,108)	$(378,114)	$(3,647,551)
Net loss per common share-basic and diluted	$(0.23)	$(0.43)	$(0.35)	$(0.56)
Weighted average number of shares of common stock outstanding-basic and diluted	492,867	1,450,761	1,102,690	6,430,959

The table below summarizes our balance sheet data as of December 31, 2004 and September 30, 2005, on an individual and a pro forma combined basis for PerfectData and us.

	December 31, 2004	September 30, 2005
	(audited)	(unaudited)
Cash and cash equivalents	$ 113,629	$ 3,782,400
Working capital (deficit)	$(452,217)	$ 3,444,984
Total assets	$ 780,774	$ 4,383,647
Total liabilities	$ 891,391	$ 880,234
Accumulated deficit	$(740,980)	$(4,355,692)
Stockholders’ equity (deficit)	$(110,617)	$ 3,503,408

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This following discussion is based on and derived from Sona’s audited financial statements for the years ended December 31, 2003 and 2004 and our unaudited financial statements for the three and six month periods ended June 30, 2005 included elsewhere in this Proxy Statement. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See the ‘‘Forward-Looking Statement’’ immediately following the table of contents. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Background

As previously discussed, on April 19, 2005, we completed the Merger with Sona. As a result of the Merger, our principal business is the business in which Sona had been engaged since November 2003. The Merger was accounted for as a reverse merger transaction with Sona deemed to be the accounting acquirer. No goodwill or other intangibles were recorded.

Business Overview

We are a Vertical Wireless Software and Service Provider specializing in value-added services to data-intensive vertical market segments. We develop and market wireless data application software for mobile devices in the rapidly growing wireless data marketplace. Our revenues consist primarily of licensing and support fees relating to the Sona Wireless Platform™ (SWP) and related end-user wireless applications to enterprises and cellular operators.

Our value proposition is to unlock, integrate and seamlessly deliver all types of data to wireless devices, whether streaming financial markets data for the investment banking industry, complex databases and enterprise applications for supporting all areas of a corporate organization or live television and digital radio delivery to the growing consumer market via channel and content partners —anytime, anywhere. We deliver these products and services globally across most of the major cellular networks and prominent wireless device operating systems.

We market our products and services principally to two large vertical markets and one broad horizontal market.

•	Financial services. One of our primary focuses is to develop solutions for the data-intensive investment banking community and client-facing applications for the retail banking industry.

•	Entertainment and gaming. We deliver content via significant channel partners and content partners, including live streaming television, digital radio, specific theme phones, and gaming applications.

•	Enterprise software. Our products and services extend enterprise applications to the wireless arena, such as customer relationship management (CRM), sales force automation (SFA), information technology (IT) service desk and Business Continuity Protocol, all of which are delivered in compliance with the current regulatory environment.

Business Trends

The market demand for mobile and wireless software, both at the enterprise and consumer levels, continues to grow rapidly. We believe that we are well-positioned to exploit this opportunity with various focused initiatives, ranging from direct and channel sales to the enterprise market, combined with strategic alliance and joint venture agreements with content providers to satisfy the significant growth in demand from the consumer market for these types of services.

Approximately two-thirds of our revenue for the nine-month period ended September 30, 2005 resulted from project work and approximately one-third from continuing license subscriptions. Much of the project work is attributable to new engagements in the first quarter of 2005 for which we received upfront development fees. In the third quarter of 2005, that ratio is approximately 50% license subscriptions and 50% projects. The trend among our customers as 2005 progresses is to convert from one-time pilot programs with a single development fee to ongoing projects with multiple user licenses and maintenance fees. In addition, our new version of Sona Wireless Platform, MobileMarkets Enterprise Edition™, is currently in trials in ten major financial institutions, however, we cannot assure you that these trials will result in future revenue. As these trials progress and new leads are generated, we anticipate that further new significant business opportunities will emerge.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of our financial statements. Our management is also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. Our management periodically evaluates these estimates and assumptions including those relating to revenue recognition, impairment of goodwill and intangible assets, the allowance for doubtful accounts, capitalized software, restructuring, income taxes, stock-based compensation and contingencies and litigation. Our management bases its estimates on historical experience and various other assumptions that it believes to be reasonable based on specific circumstances. On a periodic basis, we disclose the development, selection, and financial statement disclosure of these estimates to the Audit Committee of the Board. These estimates and assumptions form the basis for judgments about the carrying value of certain assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Further, changes in accounting and legal standards could adversely affect our future operating results. Our critical accounting policies include: revenue recognition, impairment of goodwill and other intangible assets, allowance for doubtful accounts, capitalized software, income taxes, stock-based compensation, and contingencies and liabilities, each of which are discussed below.

•	Revenue Recognition

We follow specific and detailed guidance in measuring revenue, although certain judgments affect the application of our revenue recognition policy. These judgments include, for example, the determination of a customer's creditworthiness, whether two separate transactions with a customer should be accounted for as a single transaction, or whether included services are essential to the functionality of a product thereby requiring percentage of completion accounting rather than software accounting.

We recognize revenue in accordance with Statement of Position (SOP) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-4 and SOP 98-9, and in certain instances in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ We license software under non-cancelable license agreements. License fee revenues are recognized when (a) a non-cancelable license agreement is in force, (b) the product has been delivered, (c) the license fee is fixed or determinable and (d) collection is reasonably assured. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Residual Method Accounting. In software arrangements that include multiple elements (e.g., license rights and technical support services), we allocate the total fees among each of the elements using the ‘‘residual’’ method of accounting. Under this method, revenue allocated to undelivered elements is based on vendor-specific objective evidence of fair value of such undelivered elements, and the residual revenue is allocated to the delivered elements. Vendor specific objective evidence of fair value for such undelivered elements is based upon the price we charge for such product or service when it is sold separately. We may modify our pricing practices in the future, which would result in changes to our vendor specific objective evidence. As a result, future revenue associated with multiple element arrangements could differ significantly from our historical results.

Percentage of Completion Accounting. Fees from licenses sold together with consulting services are generally recognized upon shipment of the licenses, provided (i) the criteria described in subparagraphs (a) through (d) above are met, (ii) payment of the license fee is not dependent upon performance of the consulting services, and (iii) the consulting services are not essential to the functionality of the licensed software. If the services are essential to the functionality of the software, or performance of services is a condition to payment of license fees, both the software license and consulting fees are recognized under the ‘‘percentage of completion’’ method of contract accounting. Under this method, we are required to estimate the number of total hours needed to complete a project, and revenues and profits are recognized based on the percentage of total contract hours as they are completed. Due to the complexity involved in the estimating process, revenues and profits recognized under the percentage of completion method of accounting are subject to revision as contract phases are actually completed. Historically, these revisions have not been material.

Sublicense Revenues. We recognize sublicense fees as reported by our licensees. License fees for certain application development and data access tools are recognized upon direct shipment by us to the end user or upon direct shipment to the reseller for resale to the end user. If collection is not reasonably assured in advance, revenue is recognized only when sublicense fees are actually collected.

Service Revenues. Technical support revenues are recognized ratably over the term of the related support agreement, which in most cases is one year. Revenues from consulting services under time and materials contracts, and for education, are recognized as services are performed. Revenues from other contract services are generally recognized based on the proportional performance of the project, with performance measured based on hours of work performed.

•	Impairment of Goodwill and Other Intangible Assets

Goodwill and intangible assets have generally resulted from our business combinations accounted for as purchases. We are required to test amounts recorded as goodwill or recorded as intangible assets with indeterminate lives, at least annually for impairment. The review of goodwill and indeterminate lived intangibles for potential impairment is highly subjective and requires us to make numerous estimates to determine both the fair values and the carrying values of our reporting units to which goodwill is assigned. If the estimated fair value of an asset is determined to be less than its carrying value, we are required to perform an analysis similar to a purchase price allocation for an acquired business in order to determine the amount of goodwill impairment, if any. This analysis requires a valuation of certain other intangible assets including in-process research and development, and developed technology. Changes in our internal business structure, changes in our future revenue and expense forecasts, and certain other factors that directly impact valuation could result in a future impairment charge.

We continue to review other intangible assets (e.g., purchased technology) for indications of impairment whenever events or changes in circumstances indicate the carrying amount of any such asset may not be recoverable. For these purposes, recoverability of these assets is measured by comparing their carrying values to the future undiscounted cash flows the assets are expected to generate. This methodology requires us to estimate future cash flows associated with certain assets or groups of assets. Changes in these estimates could result in impairment losses associated with other intangible assets. As of September 30, 2005, all intangible assets have been written off.

•	Allowance for Doubtful Accounts

Whenever relevant, we maintain an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified in our portfolio of receivables. Additional allowances might be required if deteriorating economic conditions or other factors affect our customers' ability to make timely payments.

•	Capitalized Software

We capitalize certain software development costs after a product becomes technologically feasible and before its general release to customers. Significant judgment is required in determining when a product becomes ‘‘technologically feasible.’’ Capitalized development costs are then amortized over the product's estimated life beginning upon general release of the product. Periodically, we compare a product's unamortized capitalized cost to the product's net realizable value. To the extent unamortized capitalized cost exceeds net realizable value based on the product's estimated future gross revenues (reduced by the estimated future costs of completing and selling the product) the excess is written off. This analysis requires us to estimate future gross revenues associated with certain products and the future costs of completing and selling certain products. Changes in these estimates could result in write-offs of capitalized software costs.

•	Income Taxes

We use the asset and liability approach to account for income taxes. This methodology recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. We then record a valuation allowance to reduce deferred tax assets to an amount that likely will be realized. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If our management determines during any period that we could realize a larger net deferred tax asset than the recorded amount, we would adjust the deferred tax asset and record a corresponding reduction to our income tax expense for the period. Conversely, if our management determines that we would be unable to realize a portion of our recorded deferred tax asset, we would adjust the deferred tax asset and record a charge to income tax expense for the period. Significant judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences (e.g., the income we earn within the United States) could materially impact our financial position or results of operations.

•	Stock-Based Compensation

SFAS 123, ‘‘Accounting for Stock-Based Compensation,’’ currently encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. However, as of January 1, 2006, we will be required to apply FASB Statement 123R, Share-Based Payments, which will require us to measure compensation cost for all share-based payments at fair value.

Results of Operations

Our business is in its early stages and consequently our financial results are difficult to compare from one period to the next. We expect such period-to-period differences to continue to be significant over the next several quarters, until we have a number of full years of operations.

Since acquiring Sona Innovations in December 2003, we have focused on two areas: (1) further developing and enhancing the SWP and developing an array of products for the financial services, entertainment and general corporate market that leverage the functionality of the SWP and (2) developing a sales strategy that contemplates building teams that would develop relationships with direct customers, software manufacturers, multi service operators and wireless carriers. Since we had limited capital, we lacked the resources to execute this strategy quickly. Once we began generating operating revenue—in late 2004—and once we raised some modest amounts of capital—in early 2005 —we were able to begin hiring the sales and marketing and administrative personnel necessary to execute on our strategy.

Comparison of three months ended September 30, 2005 and 2004

For the three months ended September 30, 2005, we had a comprehensive loss of $1.9 million compared to a comprehensive loss of $144,000 for the three months ended September 30, 2004. Most of this increase is attributable to increased expenses for an expanded sales and marketing effort and additional legal and accounting expenses. The following table compares our consolidated statement of operations data for the three months ended September 30, 2005 and 2004.

	Three months ended September 30,
	2005	2004
Revenue	$121,315	$116,804
Operating expenses:
Advertising and communication	113,419	13,416
Amortization and depreciation	15,847	35,701
Office and administrative	626,853	56,490
Payroll wages and benefits	241,742	58,694
Professional fees	218,270	22,911
Consulting fees	726,111	63,531
Software purchases	35,630	—
Total operating expenses	1,977,872	250,743
Operating income/(loss)	(1,856,557)	(133,939)
Interest income	43,009	—
Research & development tax credits	—	7,683
Net income/(loss)	(1,813,547)	(126,256)
Gain/(loss) on currency translation	(96,146)	(18,086)
Comprehensive income/(loss)	$(1,909,694)	$(144,342)

Revenue

Revenue in the third quarter of 2005 was $121,000 compared to revenue of $117,000 for the third quarter of 2004, an increase of 4%. 2005. Revenue included $113,000 of licensing fees and $8,000 of maintenance fees. Approximately 50% of the revenue is attributable to continuing license subscriptions and the balance relates to new projects begun this quarter and recognition of deferred revenue for projects in progress. Our new version of Sona Wireless Platform, MobileMarkets Enterprise Edition™ is currently in trials in 10 major financial institutions. We believe continuing increases in wireless information technology spending and our continuing sales and marketing efforts will help drive revenue into 2006.

Operating expenses

Total operating expenses for the third quarter of 2005 were $1.98 million compared to $251,000 for the third quarter of 2004. Most of this increase is attributable to increases in advertising and communications expenses ($100,000), office and administrative expenses ($570,000), payroll ($183,000), legal and accounting fees ($195,000) and consulting fees ($662,000). These increases are primarily attributable to the growth in sales, marketing, and software development staff to support an expanded effort to market and sell the Sona Wireless Platform and related products. The increased legal and accounting fees relate to the preparation and filing of the proxy, form 10-QSB, and general corporate governance related to being a public company.

Advertising and communication

Advertising and communication expenses in the third quarter of 2005 increased by $100,000 compared to the third quarter of 2004. This increase is due to an increased investment in marketing related to the launch and promotion of the SWP and related products. These funds were spent on printing and production of product and company brochures, public relations agency fees and participation in trade shows.

Amortization and depreciation

Amortization and depreciation expenses, relating primarily to the cost of acquiring, developing and enhancing our suite of products, including the Sona Wireless Platform, MobileMarkets™ and

ServiceDesk™, was $15,000 for the quarter ended September 30, 2005, compared to $36,000 for the quarter ended September 30, 2004. The decrease in the third quarter of 2005 versus the third quarter of 2004 is due to the fact that we wrote off the unamortized balances of the software rights and deferred development costs in the second quarter of 2005. Third quarter 2005 expenses in this category consist entirely of depreciation of fixed assets.

Office and administrative expenses

Office and administrative expenses include rent, travel, office supplies, telecommunications and similar type expenses. Notable increases in this category include rent ($89,000) due to rent commitments in New York and London, travel and entertainment ($193,000) and telecommunication ($59,000) due to the increase in the number of employees and consultants. General office expenses including office supplies, insurance, postage and other miscellaneous expenses also increased approximately $80,000, also due to the new offices and increase in the number of employees. During the third quarter of 2005, we leased office space in New York and London to support our increased sales, marketing and development staff.

Payroll wages and benefits

Payroll expenses for the quarter ended September 30, 2005 were considerably higher ($183,000) than they were for the comparable 2004 period, reflecting an increase in the number of employees from 7 in the third quarter of 2004 to 38 in the third quarter of 2005. Most of the increase in personnel was in sales, marketing, development, and administration.

Professional fees

Professional fees increased by $195,000 in the third quarter of 2005 compared to the third quarter of 2004. Most of this increase ($142,000) is attributable to legal and accounting fees related to post-merger quarterly and annual public company SEC filings. The remainder of the increase ($53,000) relates primarily to recruiting fees for the hiring of employees.

Consulting fees

Consulting fees are primarily related to payments to people who perform services for us who are not located in Toronto. Consultants include project managers, sales engineers and business consultants. Consulting fees also include amounts paid to our chairman and our secretary and interim chief financial officer. For the 2005 third quarter period consulting fees were $726,000 while in the 2004 period they were only $63,000. The increase reflects a greater number of consultants due to the expansion of our sales, marketing and development efforts. We anticipate that most of the consultants will become employees by December 31, 2005.

Research and development tax credits

Under Canadian law, Sona Innovations is entitled to a research and development tax credit equal to approximately 20% of its research and development expenses as reflected on its tax returns. The credits reflected for the 2004 period are based on Sona Innovations' research and development expenses reflected on its tax return for 2003. The 2004 tax return will be filed in the fourth quarter of 2005.

Interest income

Before the Merger, we had limited capital. As a result, we had only nominal interest income in 2004. Interest income in 2005 reflects the fact we acquired PerfectData's net cash assets that in the Merger,, which assets were in excess of $1 million, and subsequently raised in excess of $5 million through the sale of Series B Preferred Stock at the end of the second quarter. Interest income is derived from investing these funds in short-term liquid investments.

Loss on currency translation

The balance sheet of Sona Innovations, our Canadian subsidiary, is translated into U.S. dollars on the date thereof using the official exchange rate on that date. Transactions that take place during the period are translated into U.S. dollars on the date of the transaction based on the official exchange rate on that date. The resulting difference in period income is treated as gain or loss during the period due to currency translation. The fact that the loss was higher in the 2005 period compared to the 2004 period reflects the strengthening of the U.S. dollar relative to the Canadian dollar. Balances payable from Sona Innovations to us are denominated in U.S. dollars and account for the majority of the exchange loss in 2005.

Comparison of nine months ended September 30, 2005 and 2004

For the nine months ended September 30, 2005, we had a comprehensive loss of $3.65 million compared to a comprehensive loss of $378,000 for the nine months ended September 30, 2004. Most of this increase is attributable to increased expenses for an expanded sales and marketing effort, and to the additional legal and accounting expenses relating to the Merger and the Series B Financing that were consummated in the second quarter, as well as to the cost of quarterly and annual public company filings. The following table compares our consolidated statement of operations data for the nine months ended September 30, 2005 and 2004.

	Nine months ended September 30,
	2005	2004
Revenue	$380,321	$280,643
Operating expenses:
Advertising and communication	228,095	58,104
Amortization and depreciation	431,783	106,854
Office and administrative	797,260	87,962
Payroll wages and benefits	771,751	179,080
Professional fees	548,444	46,975
Consulting fees	1,233,536	172,994
Software purchases	36,037	21,704
Total operating expenses	4,046,906	673,673
Operating income/(loss)	(3,666,585)	(393,030)
Interest income	51,871	882
R&D tax credits/(expense)	—	7,683
Net income/(loss)	(3,614,713)	(384,465)
Gain/(loss) on currency translation	(32,837)	6,351
Comprehensive income/(loss)	$(3,647,551)	$(378,114)

Revenue

Revenue, $380,321 for the nine month period ended September 30, 2005, increased 36% from $280,643, for the nine month period ended September 30, 2004. Most of this increase is attributable to new engagements in the first quarter of the current year for which we received upfront development fees. For the nine-month period ended September 30, 2005, approximately two-thirds of our revenue resulted from project work and approximately one-third from continuing license subscriptions. In the third quarter of 2005, that ratio is approximately 50% license subscriptions and 50% projects. The trend among our customers as 2005 progresses is to convert from one-time pilot programs with a single development fee to ongoing projects with multiple user licenses and maintenance fees.

Advertising and communication

Advertising and communication expenses in the first nine months of 2005 increased by $170,000 compared to the third quarter of 2004. This increase is due to increased investment in marketing related to the launch and promotion of the SWP and related products, including printing and production of product and company brochures, public relations agency fees and participation in trade shows.

Amortization and depreciation

The increase from $107,000 in the 2004 nine month period to $432,000 in the 2005 nine month period is primarily due to the write-off of the balance of the unamortized cost of the intangibles in the second quarter of 2005.

Office and administrative

Office and administrative expenses increased by over $700,000 from the 2004 nine month period. Most of the increase in office and administrative expenses is attributable to rent—$140,000 in the 2005 nine month period compared to $13,000 in the 2004 nine month period—and travel—$329,000 in the 2005 nine month period compared to $19,000 in the 2004 nine month period. The increase in travel expense reflects the increased sales and marketing efforts and the hiring of employees and sales consultants. Telecommunications also increased by approximately $80,000 over the similar 2004 period.

Payroll wages and benefits

Payroll expenses for the 2005 nine month period were considerably higher ($592,000) than they were for the comparable 2004 period reflecting an increase from 7 employees at the end of the nine month period of 2004 to 38 employees at the end of the nine month period of 2005. The increased employment was in sales, marketing, development, and administration.

Professional fees

Professional fees for the nine-month period ended September 30, 2005 were $548,000. Legal fees, which totaled $372,000, include amounts paid by us and PerfectData and reflect our efforts to find a suitable acquisition candidate, legal fees related to preparing and filing our reports with the Securities and Exchange Commission, and general corporate governance related to being a public company. Accounting fees of $103,000 include amounts paid for auditing services, for reviewing various reports filed with the Commission and for preparing our tax returns.

Consulting fees

Consulting fees for the nine month period ended September 30, 2005 were $1.2 million compared to $173,000 in the 2004 period. Consulting fees also include management fees paid to our chairman and our secretary and interim chief financial officer. We anticipate that most of the consultants will become employees by the December 31, 2005.

Research and development tax credits

As discussed above research and development tax credits are based on Innovations' research and development expenses as reflected on its tax returns. Our 2004 tax returns will be filed in the fourth quarter 0f 2005. The amount of the credits will not be known until those returns are filed.

Gain/Loss on currency translation

The loss on currency translation in 2005 versus the small gain on translation in 2004 reflects the weakening of the U.S. dollar relative to the Canadian dollar in 2005. Balances payable to us by Sona Innovations, our Canadian subsidiary, are denominated in U.S. dollars and contribute to the majority of this loss.

Comparison of years ended December 31, 2004 and period ended December 31, 2003

For the year ended December 31, 2004, we had a comprehensive loss of $654,000 compared to a comprehensive loss of $113,000 for the fiscal year ended December 31, 2003. Most of this increase is attributable to the increased expenses for sales staff and additional legal and accounting expenses relating to the increase in sales efforts, as well as the fact that 2004 results are for a full year and 2003 are for the partial year. The following table compares our consolidated statement of operations data for the fiscal years ended December 31, 2004 and 2003.

	Year ended December,
	2004	2003
Revenue	$401,536	$—
Operating expenses:
Advertising and communication	—	—
Amortization and depreciation	142,588	—
Office and administrative	216,418	2,687
Payroll wages and benefits	306,753
Professional and consulting fees	342,439	112,137
Software purchases	22,693	—
Total operating expenses	1,008,198	114,824
Operating (loss)	(606,662)	(114,824)
Interest expense, net	(27,177)	—
Research and development tax credits	7,683	—
Net (loss)	(626,156)	(114,824)
Gain (loss) on currency translation	(27,952)	2,301
Comprehensive loss	$(654,108)	$(112,523)

Revenue

Revenue consisted primarily of application license fees.

Amortization and depreciation

Amortization and depreciation expenses, $143,000 in 2004, related primarily to the cost of acquiring, developing and enhancing our suite of products, including the Sona Wireless Platform, MobileMarkets™ and ServiceDesk™. The software rights being amortized were acquired in the purchase of Innovations on December 23, 2003 and thus there was no amortization expense for the 2003 year end.

Office and administrative

Most of the increase in office and administrative expenses in attributable to rent—$29,000 in 2004 compared to $0 in 2003—and travel—$45,000 in 2004 compared to none in 2003. The increase in travel expense reflects our sales and marketing efforts as well as the comparatively short stub period in 2003.

Payroll wages and benefits

Payroll expenses were $307,000 for the year ended December 31, 2004. There were no payroll expenses in the stub reporting period in 2003 as Sona had no employees during this period.

Professional and consulting fees

Professional and consulting fees include fees paid for legal, accounting and auditing services, as well as fees paid to consultants. In general, consultants are individuals not located in Toronto that perform services for us. Consultants include project managers, sales engineers and business consultants. Consulting fees also include amounts paid to our chairman and our secretary and interim chief financial officer. For 2004, consulting fees were $249,000 while in 2003, they were only $48,000. The increase reflects a greater number of consultants due to the expansion of our operations, as well as the shortened reporting period for 2003. Professional fees for the year ended December 31, 2004 were $94,000 and included legal fees of $49,000, as well as accounting fees of $43,000 include amounts paid for auditing services and for preparing our tax returns.

Research and development tax credits

Research and development tax credits are based on Sona Innovations' research and development expenses as reflected on its tax returns. The amounts reflected in 2004 are based on research and development expenses incurred by Sona Innovations in 2003.

Interest expense

Interest expense in 2004 relates primarily to interest on a convertible note payable ($16,000) with the balance attributable to tax penalties ($8,000) and bank interest ($3,000).

Gain on currency translation

The increase in currency translation gain reflects the weakening of the U.S. dollar relative to the Canadian dollar and the higher level of revenue in the 2004 period compared to the 2003 period.

Liquidity and Capital Resources

Through September 30, 2005, we had accumulated losses of approximately $4.3 million, which was financed primarily through sales of equity securities. In the nine month period ended September 30, 2005, we consummated the following financing transactions:

•	In March, the holder of a $100,000 convertible promissory note issued us in June 2004 converted that note into 158,730 shares of our Common Stock. These shares were converted into our Series A Preferred Stock in the Merger.

•	In March, we sold 250,000 shares of our Common Stock for $475,000, which shares were subsequently converted into 25,000 shares of our Series A Preferred Stock in the Merger.

•	In April, immediately before the Merger, holders of options to acquire 75,000 shares of our Common Stock exercised those options generating proceeds of $51,000.

•	In June 2005, we sold or received subscriptions for 3,848.7 shares of our Series B Preferred Stock and Warrants to purchase 962,175 shares of Common Stock. The gross proceeds from the sale of the Series B Preferred Stock and the Warrants were approximately $5.05 million.

In addition, at the time of the Merger, we had a net book value of approximately $1.146 million – mostly cash and cash equivalents.

At September 30, 2005, we had total cash and cash equivalents of $3.8 million held in current and short-term deposit accounts. Our working capital as of September 30, 2005 was approximately $3.4 million, compared to Sona’s negative working capital of $450,000 at December 31, 2004. Our current ratio at September 30, 2005 was 4.9 to 1 compared to Sona’s current ratio of 0.4 to 1 at December 31, 2004. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities.

Overall, for the nine months ended September 30, 2005, we had a net cash increase of $3.7 million attributable primarily to net cash provided by investing and financing activities of $6.8 million offset by net cash used in operating activities of $3.1 million. The primary components of our operating cash flows are net loss adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, and accounts payable. The largest component of cash flow provided by financing activities was the proceeds from the Series B Financing, which generated over $5 million in gross proceeds of which approximately $4.7 was realized in the second quarter and $300,000 in the third quarter.

Capital expenditures for the nine months ended September 30, 2005 were approximately $64,000, which consisted primarily of computers and communication devices.

At September 30, 2005, we had no funded indebtedness. We owed accrued salaries to two employees, including our chief executive officer for a total of $108,000.

At September 30, 2005 we had long-term commitments relating to office leases in New York, Toronto and London, as well as some small amounts for office equipment leases. In Toronto, we have committed to lease new office space commencing in January 2006 through to August 2011. The current Toronto lease expires in April 2006. In New York, we have recently signed an office lease which runs through December 2007 and in London, a short-term lease which runs to March 2006.

We believe that our current cash balances will be sufficient to meet our working capital and capital expenditure requirements only through approximately the quarter ending March 31, 2006. We have instituted a program to reduce our expenditures and are actively seeking to raise additional financing. However, we do not have any commitment for such financing. Such a financing could dilute the interests of our existing shareholders or increase our operating expenses. We cannot assure you that we will be able to obtain such a financing on acceptable terms, if at all. If we cannot meet our revenue and cash flow forecasts and are also unable to secure additional financing, we may have to significantly curtail our operations or take other restructuring actions.

Impact of Recently Issued Accounting Policy

In December 2004, the Financial Accounting Standards Board (the ‘‘FASB’’) issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘SFAS 123R’’), which replaces SFAS 123 and supersedes APB 25. SFAS 123, as originally issued in 1995, established as preferable a fair-value based method of accounting for share-based payment transactions with employees. However, SFAS 123 permitted entities the option of continuing to apply the guidance in APB 25, as long as the notes to the financial statements disclosed what net income or loss would have been had the preferable fair-value based method been used. SFAS 123R requires that the compensation cost relating to all share-based payment transactions, including grants of stock options to employees, be measured and recognized in the financial statements using the fair value of the compensation awards. Public entities filing as small business issuers will be required to apply the provisions of SFAS 123R as of the first interim or annual reporting period that begins after December 15, 2005. As we currently apply the guidance in APB 25, we will be required to adopt the provisions of SFAS 123R in the first quarter of the year ending December 31, 2006. The adoption will result in recognition of additional compensation expense in our consolidated statement of operations.

BUSINESS

Overview

We are a Vertical-Specific Wireless Software and Service Provider specializing in value-added services to data-intensive vertical market segments. Through our subsidiaries, we develop and markets wireless data application software for mobile devices in the rapidly growing, multi-billion dollar global wireless data marketplace. Our wireless application software products enable our customers to:

•	Mobilize their enterprise applications, such as mobile sales force automation systems, customer relations management systems and IT service desk systems;

•	Receive streamed, real-time data, news and video;

•	Execute secure transactions in real time;

•	Exchange data with corporate systems in real-time; and

•	Integrate the in-house information of an enterprise with publicly available information (e.g., Reuters, eSpeed, Telerate).

We have offices in New York, London and Toronto with customers in the banking, manufacturing, entertainment and utilities/energy industries.

Our mission is to allow widely distributed enterprise employees to use the Sona Wireless Platform™ (SWP) to achieve real-time wireless transactional solutions to their business problems, and to ultimately become the de facto industry standard. We believe that wireless services will have a direct and positive impact on those these enterprises and on carriers who are able to adapt to the evolution of wireless business applications. We believe that this business dynamic will become the natural extension to existing business systems, platforms and technologies.

Our value proposition is based on the fact that today's workspace has expanded far beyond the desk. In today's highly competitive global economy, business is conducted everywhere, from airports and convention centers to construction sites and distribution facilities. In a constantly evolving technological business environment, wireless tools are quickly becoming a necessity and not simply ‘‘nice to have.’’ People need access to relevant business content on mobile devices. Our wireless software products transform handheld devices into easy-to-use, secure and reliable pocket-sized computers. By giving mobile workforces the power to connect to existing enterprise systems, we help businesses reach a new level of efficiency. Employees are now capable of interacting with corporate databases and accessing applications or mission-critical business information to mobile devices, whether it is marketplace information, order forms or even live streaming TV feeds.

Since our inception, we have understood that to be a leader in the wireless application workspace we would need to balance the current market requirement for cutting edge vertical applications with the need to eventually deliver a development platform for enterprise and carrier applications. With this in mind, we have identified specific market segments in the wireless arena that demand real-time, live and accurate information, and which also require transactional capabilities and interaction with this information in order to help generate our initial commercial successes.

Growth Strategy

In the highly competitive wireless application software market, we believe that our principal competitive advantages are our focus and expertise. We are singularly focused on wireless business applications based on our broad understanding of wireless technology and how best to leverage wireless technology to increase productivity and efficiency. Our expertise has earned us the 2004 ‘‘Frost & Sullivan Award for Technology Innovation of the Year’’ for the SWP, version 2.5 and the Sona Mobile Markets™ product set as well as accreditation by Research in Motion (‘‘RIM’’), Microsoft, Palm Source, Vodafone, O2, and Cingular.

We believe that most competitive software products originate from outside the wireless world. More often than not, our competitors attempt to migrate their software from PC-based ‘‘fat’’ data created for high-speed environments to thin wireless devices using cellular networks that are slower, use smaller screens, and have less processing power. Another issue is that many competitors offer narrowly focused products built on platforms that cannot be leveraged for other, multiple wireless applications. We believe these approaches negatively impact performance, efficiency, user satisfaction and adoption.

Our approach is to aggregate best-of-breed technology, data and content into our device-independent platform and application software, enabling customers to extend the functionality of their current wireless devices. We continuously search for best-of-breed technology to be incorporated into our products and so that these products will remain adaptable as market requirements change.

Our products are built from the ground up using the standards based SWP, a secure client-server wireless development environment. The SWP consists of distinct client-side and server-side software development kits (SDKs). These SDKs work together to produce compelling, intelligent client application software that deliver optimum wireless performance using our Mobile MultiThreading™ technology on host devices without compromising performance or security.

We intend to continue to build out the SWP in a manner that will enable a multitude of separate and distinct applications to co-exist and function seamlessly on hand held business devices across a service provider's global network.

To enable this functionality, we intend to extend the Sona Wireless Application Framework across applications and devices with a common core, allowing for security, transport, administration and billing. The kernel of this framework exists in the form of the SWP and new elements and connectors are being prioritized and launched on an ongoing basis.

Financial Services

Financial markets are open 24 hours a day, five days a week, and are often prone to volatility. Financial institutions and professionals are demanding market related information 24 hours a day, seven days a week, as well as cost-effective mobile solutions, in order to increase information visibility, service availability, productivity, risk management and, ultimately, profitability. For these enterprises, we have developed application software products that deliver in real-time information that may be required by professionals in the finance sector, including traders, risk managers, investment bankers and stock brokers. Such information takes the form of live market data and news, proprietary data and risk systems, research, internal Web casts, as well as trade execution and regulatory compliance. With the convergence of technologies, devices, connectivity, availability and pricing, there is now an opportunity to deliver financial and business data services in a wireless format, which meets the needs of the end users in both the professional and retail space.

In the wireless data market place, there are many technology companies providing solutions. However, we believe most of these providers lack an accurate understanding of their customers' requirements, resulting in the following flaws:

•	Technology driven. Many technology companies provide their clients with complex technology products rather than solutions that meet their unique requirements—ease-of-use, timely data and reliability.

•	Single technology delivery. Most technology companies offer only one common technology to deliver such data, whereas varying types of data will require different modes of delivery.

•	Narrow product. Competitors offer narrow products rather than robust and customer-driven products. These narrow products are designed to meet only specific requirements, leaving the customer to cobble together an array of products on varying platforms to replicate the workplace environment.

As an alternative, we offer financial services companies the following products and services:

Sona Mobile Markets™

Sona Mobile Markets™ is a suite of application software programs that we believe answers the needs of trading, corporate finance and research professionals in the financial services industry. This suite provides real-time market data, quotes, graphs, portfolios, watch lists, news and trading transactions for the financial marketplace. Sona Mobile Markets™ is an ‘‘out-of-the-box’’ product enabling mobile access to business-critical information previously only available to financial market professionals on the trading floor. This product serves as an access point for a full array of financial services comprised of carefully selected technologies, including: real-time streaming of prices, up-to-the-second news, market analysis, research and more, all combined into one device and benefiting from complete synergy with a user's workplace systems. While Sona Mobile Markets™ currently targets the financial services market, it can rapidly be modified to deliver content to different markets.

Sona TransAct™

Sona TransAct™ is an application software program that allows wireless device users to perform look-up functions and process transactions in a secure environment. TransAct's primary function is to enable traders to execute trades in real-time from their wireless devices. However, this application program can be modified to enable any type of wireless transaction (wireless payments, interacting with corporate systems, etc.).

Enterprise Software

Our wireless enterprise software products allow mobile workers to access all their critical applications from their handheld device and interact with enterprise data systems from anywhere. Whether involving replication of corporate help desk software, capturing inspection data or transmitting any proprietary programs and information, we believe that our wireless enterprise application software product make working outside the office simple and efficient.

The emergence of a new generation of mobile computers has compelled enterprises to deploy mobile applications software in many areas. Mobile employees can access enterprise data and applications and transact with them while in the field providing increased efficiency, productivity, employee satisfaction, and responsiveness.

Our software products can be seamlessly integrated with existing infrastructure and create efficiency gains by allowing employees in the field to spend less time on administrative tasks.

•	Existing forms and workflow are replicated on handheld devices to provide an intuitive, easy-to-use experience and to minimize training requirements.

•	User interface features such as pre-populated fields, check-boxes and selectable menus reduce time requirements.

•	Data is captured once and transmitted to a central repository immediately via a wireless data connection or through an end-of-day synchronization.

•	Client history or site information may be pre-loaded for reference for faster response.

•	Custom features are easily incorporated into any applications, including scheduling, route planning and employee visibility.

•	Our solutions are scalable, reliable and can be distributed rapidly allowing for ongoing revisions and enhancements.

Sona Mobile Workflow and Mobile Forms™

This application software allows organizations with mobile workers to capture data anywhere utilizing PDAs, Rugged PDAs and SmartPhones instead of entering data into paper based forms or on costly industrial notebook computers on a regular basis, with a need to update enterprise databases. Sona Mobile Forms™ allows companies to simplify the process of building mobile electronic forms for hand-held devices effortlessly. We eliminate the cumbersome effort of transferring traditional paper based forms into electronic formats across Palm, Pocket PC, RIM Blackberry or Tablet PC platforms.

Sona Service Desk™

As an example of the modular flexibility of our technology, we have combined the Mobile Workflow™, Sona TransAct™ and our patent pending Mobile Array Technology™ to launch our mobile customer relations manager and Help Desk/ Service Desk applications. These new programs extend the functionality of market leading trouble management and sales force automation software packages like Remedy, Peregrine, salesforce.com and Siebel software to RIM Blackberry, Symbian and Pocket PC devices.

We believe that Sona Service Desk™ provides the mobile foundation for an integrated, end-to-end approach to information technology service management. wirelessly enables a mobile work force to submit, monitor, and manage help desk cases, change tasks, and asset and inventory records. Sona Service Desk™ also indicates which business services are impacted by a given incident or problem by sending trouble tickets to your wireless device of choice. Sona Service Desk ™ allows the user to determine priorities based on business need and respond within seconds to address those priorities.

The value proposition for Sona Service Desk™ is the following:

•	Increase the adoption of Help Desk features for better trouble shooting.

•	Improve productivity and effectiveness of field service representatives.

•	Improve data quality for forecasting, ordering, performance evaluation and customer service requests.

•	System is scalable and adaptable to customer requirements.

Sona Service Desk™ takes the capabilities of the enterprise's ‘‘help desk’’ software and builds a tailored interface for the wireless handheld device of choice. This product is designed for the real world and seamlessly delivers the applications of an enterprise to wireless devices in a personalized fashion. We believe that this product minimizes downtime and maximizes productivity. With Sona Service Desk™, information technology staff can wirelessly access the same help desk they know and use in their office from wherever they may be located. By utilizing our Multi-Threading technology, users can run Mobile Help Desk in the background while accessing other key information and applications on their wireless devices, such as short messaging services (SMS), e-mail and voice services.

SalesMaster™

Sona's SalesMaster™ application software gives sales executives mobile access to their sales force automation application (SFA). Our product is built on the SWP and easily integrates into the most widely used SFA / CRM systems, including salesforce.com, Siebel (in prototype) and NetSuite (in prototype).

We recognize the value in mobilizing business processes, rather than simply mobilizing applications. Whereas most of our competitors approach mobilizing SFA from a pure ‘‘mobilize the application’’ perspective, we approach mobilizing SFA from a business process perspective, with the aim of creating a product that addresses all of the needs of the mobile sales executive, some of which are addressed by particular SFA applications. The mobilization of an SFA application is an important first step in this process. The progression of steps is as follows:

1.	Build mobile SFA platform with connectors to various back-end SFA systems.

2.	Integrate key business processes into product that the particular SFA back-end system does not currently offer. As an example, we can integrate remote file searching and printing capabilities from a user's handheld device to their desktop and file server.

3.	Partner with leading companies to create a broader offering that addresses the wider range of mobile executives' needs, such as information and alerts related to traffic.

Other features of SalesMaster™ include the following:

Device Agnostic:    SalesMaster™ will support a wide range of devices that run on the most widely used operating systems, including RIM Blackberry, PalmSource, Windows Mobile and Symbian. Support for various devices will be rolled out over time.

On-Line and Off-Line Capabilities:    SalesMaster™ functions whether or not the device is in cell range. When the device is out of range, it will store required actions and will execute them immediately upon returning to coverage.

Highly Intuitive:    In designing mobile SFA significant focus has been placed on assuring an intuitive, easy-to-navigate user experience. The goal was to give users an experience similar to salesforce.com on a wireless handheld device—without ever needing the help of a user manual. Most of the functionality and layout of the mobile screens will mimic what the user sees online at salesforce.com. To assure a close tie-back to the salesforce.com experience, our default product will use salesforce.com icons and color schemes (with flexibility to tailor look-and-feel to particular customer requirements).

Seamless Integration to Back-end Systems:    While most (if not all) mobile SFA competitors have built point solutions for a particular SFA system, our platform-based Mobile SFA integrates seamlessly into any SFA system—be it hosted / on-demand or deployed.

Sona Mobile Web Preferences:    We intend to deploy two versions of our Preference Management website, to enable the enterprise SFA administrator to configure the wireless preferences, access, custom fields, and other variables and end users to customize their preferences.

We believe that this web preferences tool will grow as the product grows from application mobilization to business process mobilization, giving the end user greater options and control.

Easy-to-Install and Manage:    The client SFA program downloads over-the-air, as will upgrades and updates. The product requires a maximum of one megabyte of random access memory. but will function with less space if necessary. In cases where there is less space available, the application will alert the end user of the amount of space available and the fact that the application will store fewer records on the device.

Media and Entertainment

Using our patent pending mobile Multi-Threading technology, we have made it possible for users to access and view live TV and on-demand video, news and music content on their handheld device. Our entertainment application software products also give content providers a new platform to sell, market and distribute their broadcast content to customers in a mobile format that's true to their programming. By partnering with content providers, we offer the ability to view streamed video in real-time on most wireless devices (JAVA phones, PDAs, and SmartPhones). We have entered into agreements with content providers and distribution deals are pending with cable companies, satellite companies and network broadcasting companies to enable these providers to deliver their content wirelessly to their customer base. The key differentiator of our entertainment strategy is wrapping the entire viewing experience with interactive data points supplied through the use of our multi-threading technology. We believe that particular types of information will be purchased by retail customers, including: headline news clips, sports clips, full length sporting events, entertainment news, music videos, etc. In addition, we believe that there is significant demand in the financial services sector for wireless access to analyst calls, morning market calls, and other time-sensitive financial markets news.

Technology

We provide ‘‘end-to-end’’ wireless software products to our customers. Our products rely on standards-based, proprietary J2EE-based SWP, Applications Programming Interfaces (API), Software Developer Kit (SDK) and SonaSlim™ Client Plug-ins to provide end-to-end encryption, avoiding the need to decrypt and re-encrypt sensitive data, as is required by competing technologies. This ‘‘direct connect’’ approach, using ‘‘slim’’ client technology, dramatically increases application security and speed, thus enhancing the customer experience.

The SWP platform is delivered to our partners as a ‘‘plug-and-play’’ system that includes all necessary hardware and software. We believe that the SWP platform is configured to our clients’ needs and integrates seamlessly with legacy systems and all content and presentation requirements, notably:

•	API Integration to any back-end trading, billing or other legacy systems;

•	API Integration to most third party systems or applications (profiling, IM, chat, CRM, etc.);

•	Integration of any defined content;

•	Creation or modification of required features;

•	Full customization on the terminal side: special features, graphical user interface (GUI), look and feel' etc. We are actively marketing four core wireless building-block products that ride on the SWP. Each of these building blocks is targeted to specific markets; however, each can be modified easily to address similar needs in different markets.

Incumbent in all of our products is that the technological development follows many threads. With the experience of working for and with various mobile networks around the world, we believe that we have an appreciation and understanding of what network operators require. As a result, our software products are designed to be ‘network friendly', only transposing necessary data, i.e. changes, updates etc, which we believe results in a lower cost of ownership and a better utilization of network resources and bandwidth.

Sales and Marketing

We utilize a comprehensive channel strategy in order to penetrate a market as rapidly as possible and to reach a significantly high number of users, while seeking to keep resource consumption low. Although we are in initial stages of deploying a direct sales strategy, in tandem with this channel strategy, we have already engaged with the following companies, and we are in various stages of negotiations with these companies:

•	Cellular Operators, such as Vodafone Group PLC, Bell Mobility, Roger Wireless, Telstra Inc. and Verizon Wireless who will take Mobile Markets™, Mobile TV™ and the SWP to their client base, satisfying both the needs of their enterprise clients in this vertical space and their own need to increase revenues and usage of data services;

•	Pure sales channels—companies that specialize in representing solutions and services in their own specific regions, such as hardware vendors like Symbol, Psion Teklogix, Motorola.

•	Systems Integrators and Hosting Partners—firms that can add our products to their integration services in their geographic regions;

•	MDS and ATOS Origin (EMEA);

•	9G Communications, Frontline Systems (Australia), Onx (Canada), Options-IT (UK Financial Services), HP (USA);

•	Hardware and Operating Systems Software Vendors: RIM, Motorola, Audiovox, Nokia, PalmSource, Microsoft, etc.;

•	Vertical Specific Channel Partners: Companies such as Cantor Fitzgerald/eSpeed, Reuters/Telerate, EFO, Traderforce and WIN Financial PLC, all of which have significant client bases and brands in the financial services vertical; and

•	Technology Providers: Galty, Smart-Video and Secured-Services.

Product Development Strategy

We seek to operate according to the stringent requirements providing real time financial data. With this experience, we have developed implementation process and procedures that surpass requirements of the typical business environment. Our strategy delivers our software products worldwide in a flexible architecture. This flexible approach allows clients to select the approach best suited to them. We have combined a straightforward installation process with a world class hosting capability, and industry leading systems integrators and support teams.

Our products undergo rigorous stress-testing and quality assurance cycles internally before deployment. We also seek to have our business and technology partners measure the SWP by their own standards. To validate this philosophy, the SWP has been submitted to several quality assurance procedures. In 2004, Vodafone contracted National Software Testing Laboratories, Philadelphia, PA, USA) to analyze and accredit the SWP's performance on the Vodafone wireless data network as well as RIM devices. Having successfully completed this process, we are the first third party software vendor accredited on the Vodafone network and on RIM devices.

In early 2005, PalmSource requested that Sona Mobile Markets™ be tested and accredited for performance on wirelessly enabled Palm devices. This application program was tested and approved for distribution to Treo users. Upon successful completion of an in-house accreditation procedure, our products were approved for usage on the Cingular Wireless data network. Most recently, Sona Mobile Help Desk, a trouble ticketing application for BlackBerry devices based on the Remedy application, has been submitted for accreditation by BMC Software's third party testing contractor, Product Quality Partners, Inc. (Pleasanton, CA, USA). Sona's BlackBerry module passed the Quality Assurance test and has been officially endorsed by BMC Software.

We are committed to deploying software products that surpass not only industry standards for performance and resilience, but also meet the expectations of our partners through independent testing and verification. We believe that this distinguishes us from competing wireless solution providers.

With production proven installation processes, installing our SWP can be done by the client. The installation processes are documented in the Installation Guide Box with easy to follow steps and testing procedures. Our goal is to provide SWP flexibly so that the individual needs of our clients are met through the above described multi pronged approach. For example:

•	a client may take a do-it-yourself approach, using our Installation Guide Box as a complete implementation toolkit; or

•	a client can provide services to their customers simply by connecting to MDS's hosting environment (which, in many cases, they are already connected to); or

•	a client could elect to have SWP installed by Atos Origin, procedures that it may have experienced with Atos Origin for other services.

Regardless of the approach selected, we seek to provide our clients with multi-tier support capabilities on a seven day, 24 hour basis.

Competition

We compete in the highly competitive businesses of wireless enterprise application software, mobile and wireless telecommunications, systems integration and professional services. The competition is from a broad range of both large and small domestic and international corporations, including Dexterra, Outercurve and Sybase. Most of our competitors have far greater financial, technical and marketing resources than we do. The competitive factors important to us are our technology, development and engineering expertise, subject matter expertise, customer support and customer relationships. Industry competitive factors include, but are not, limited to, technology, engineering capability, customer support, breadth and depth of strategic relationships, financial condition, and marketing initiatives. We leverage the quality of our development team, the depth and breadth of our customer relationships, and our ability to respond quickly to change and respond in order to be competitive and successful.

Research and Development

We maintain our research and development operations in Toronto, Ontario, Canada. As of November 30, 2005, we employed 19 persons in research and development and engineering. We find it advantageous to have our research and development activities in Toronto due to the abundance of available, affordable and talented software engineers in addition to the favorable tax conditions associated with software research and development in Canada. Total costs incurred in research and development amounted to $283,000 for the year ended December 31, 2004 and $489,000 for the nine months period ended September 30, 2005.

Intellectual Property

Our success and ability to compete effectively are dependent in part upon our standards based and proprietary technology. We rely on a combination of copyright, provisional patent pending, trademark and trade secret laws, as well as nondisclosure agreements and other contractual restrictions, to establish and protect our proprietary rights.

Employees are required to execute confidentiality and non-use agreements that transfer any rights they may have in copyrightable works or patentable technologies to us. In addition, prior to entering into discussions with potential business partners or customers regarding our business and technologies, we generally require that such parties enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights. For example, the standard language in our agreements provides that we retain ownership of all patents and copyrights in our technologies and requires our customers to display our copyright and trademark notices.

‘‘Sona’’ is a registered trademark of ours. In addition, we have applied for federal registration of other marks. However, we may not be successful in obtaining the service marks and trademarks for which we have applied.

In addition, pending provisional patents may not provide us with any competitive advantages and may be challenged by third parties. Our practice is to affix copyright notices on our software and product literature in order to assert copyright protection for these works.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to duplicate aspects of our products or to obtain and use information that we regard as proprietary. Our steps to protect our proprietary technology may not be adequate to prevent misappropriation of such technology, and may not preclude competitors from independently developing products with functionality or features similar to our products. If we fail to protect our proprietary technology, our business, financial condition and results of operations could be harmed significantly.

Companies in the software and wireless application services and wireless industries have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of others' proprietary rights. From time to time, we have received, and may receive in the future, notice of claims of infringement of others' proprietary rights. Any such claims could be time-consuming, result in costly litigation, divert management's attention, cause product or service release delays, require us to redesign our products or services or require us to enter into royalty or licensing agreements. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on timely and cost-effective basis, our business could suffer.

Employees

At November 30, 2005, we had 45 full-time employees and one part-time employee. Approximately 21 of our employees are engaged in sales and marketing, six are engaged in executive management, finance and administration, and 19 in engineering. No employees are covered by a collective bargaining agreement. We believe that we have a good relationship with all of our employees.

MANAGEMENT

EXECUTIVE OFFICERS

The following table sets forth the names, ages and principal position of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Shawn Kreloff	42	Chairman of the Board and Director
John Bush	41	President, Chief Executive Officer and Director
Nicholas H. Glinsman (1)	45	Secretary and Director
John Rudy	63	Vice President and Chief Financial Officer
Lance Yu	35	Senior Vice President – Chief Technology Officer
Bryan Maizlish	43	Director
Frank J. Fanzilli, Jr.	48	Director
Paul McAleese	40	Director
Michael P. Castellano	64	Director
Joseph V. Vittoria	70	Director

(1)	Mr. Glinsman was appointed Interim Chief Financial Officer as of June 1, 2005 upon the retirement of our former chief financial officer who retired as of May 31, 2005. He resigned from that position on September 14, 2005 when John Rudy was appointed chief financial officer.

Shawn Kreloff, 42, has been a director and our Chairman since April 19, 2005, the date of the Merger in which we acquired Sona. From September 2004 until April 19, 2005, he was a director and the Chairman of Sona. Mr. Kreloff was a founding investor of Insight First, a company that provides analytics software, which was sold to 24/7 Media (Nasdaq: TFSM) in 2003. He was also a founding investor, as well as executive vice president of business development, of Opus360 Corporation, which was acquired by Artemis International Solutions (OTC: AMSI) in 2002. He was a founder of Gray Peak Technologies, Inc., a network consulting firm that provided consulting services to telecommunications, financial and other Fortune 1,000 companies, and served as its Chairman and Chief Executive Officer until it was sold to US Web (Nasdaq: USWB) in 1998. From September 2002 to 2003, Mr. Kreloff was executive vice president of sales, marketing and business development of Predictive Systems, Corp., a network infrastructure and security consulting company. Since September 2004, Mr. Kreloff has been a member of the board of directors of Secured Services, Inc., (OTCBB: SSVC.OB). Mr. Kreloff also served on the board of directors of Hudson Williams, a computer consulting firm, from 1999 through 2004, when it was acquired by Keynote Systems. (Nasdaq NM: KEYN).

John Bush, 41, has been a director and our President since April 19, 2005. He was a director of Sona and its President and Chief Executive Officer from November 2003 until April 19, 2005. He has been a senior telecommunications and technology executive for over 17 years. From November 2001 through December 2003, he was self-employed and a private investor. From December 1998 through December 2001, he was Vice President – Enterprise Marketing for Sprint Canada.

Nicholas H. Glinsman, 45, has been a director and our Secretary since April 19, 2005. In addition, as of June 1, 2005, he has been our Interim Chief Financial Officer, replacing our former Chief Financial Officer who retired as of May 31, 2005. From September 2004 until April 19, 2005, he was a member of the board of directors of Sona. Mr. Glinsman has over 17 years of experience in the financial services industry. Since 2000 Mr. Glinsman has been the Chief Executive Officer of 1 EZcall, LLC, a private investment fund. Since 2001, Mr. Glinsman has been a member of the board of directors of Braven Capital and Mirebella Funds Services, private investment funds. Prior to 2001, he held various senior management positions at Salomon Brothers, Inc. and Merrill Lynch, Pierce & Smith, Inc., including manager of the future sales group for Europe and the Middle East. He also represented the trading floor on European technology committee of Merrill Lynch.

Michael P. Castellano, 64, was appointed to the Board on September 14, 2005 and was immediately named chairman of the Audit Committee. Mr. Castellano has been a member of the board of directors of Puradyn Filter Technologies, Incorporated (OTCBB:PFTI), a manufacturer of oil bypass filtration systems, since 2000 and is the chairman of its audit committee and a member of its compensation committee. Mr. Castellano also serves on the board of directors of Kobren Insight Funds and Sun Capital Advisers Trust. From December 2002 through November 2003, Mr. Castellano was a member of the board of directors and chairman of the audit committee of Resort Quest International, Inc., a New York Stock Exchange-listed property management company that was acquired by Gaylord Entertainment in November 2003.

Bryan Maizlish, 43, has been a director since March 31, 2000. Mr. Maizlish joined Lockheed Martin Corporation in August 2000 and has held various managerial positions since then. He is currently serving as the Chief Technology Officer – Program Team in the Integrated Systems and Solutions Division at Lockheed Martin Corporation. From January 1998 to August 2000, he was employed by Magnet Interactive Inc., a private Internet professional services company and its affiliate Noor Group Ltd., a full service Internet solutions and infrastructure provider offering a full range of services from networking, hosting, and Internet service provision to web-based services and entertainment based in Cairo, Egypt, his last position at both companies being Executive Vice President, Chief Strategy Officer and Chief Financial Officer. Prior thereto, he held various managerial and consulting positions for over a decade in the new media and entertainment industries, such as MCA Inc., Gulf Western Corporation and Gene Roddenberry's Norway Corporation.

Frank J. Fanzilli, Jr., 48, was appointed to the Board on July 19, 2005 and was immediately appointed Acting Chairman of the Audit Committee, a post he resigned when Mr. Castellano was appointed Chairman of the Audit Committee, and as a member of the Compensation and Nominating Committee. Mr. Fanzilli is a private investor and has been an independent business consultant since June 2002. From 1985 through June 2002 Mr. Fanzilli was employed at Credit Suisse First Boston. In 1996 he was named Managing Director and the Global Chief Information Officer of the bank. In that capacity he was responsible for the firm's world-wide information technology infrastructure, operations and applications. Mr. Fanzilli is also a director of InterWoven Inc. (Nasdaq NM: IWOV) and Open Source Development Labs, a non-profit organization dedicated to promoting open source. Mr. Fanzilli received a BS in Management from Fairfield University and MBA in Finance from the New York University Stern School of Business.

Paul McAleese, 40, was appointed to the Board on July 19, 2005 and was immediately appointed to the Audit Committee and Chairman of the Compensation and Nominating Committee. Mr. McAleese was the Chief Marketing Officer for Cincinnati Bell Inc. from January 2004 through July 2005. In that role he was responsible for overseeing the strategic operations for Cincinnati Bell's four principal product groups — local, long distance, wireless and Internet services. From June 1998 through December 2003, Mr. McAleese was a Managing Director of mm02 plc's consumer business. mm02 is one of the largest European wireless providers, claiming to have more than 22 million customers. Mr. McAleese currently serves as a member of the advisory board of Casero Software, a Canadian software company that delivers value-added services to broadband service providers, and to m-Qube, a mobile messaging management technology company located in Boston, Massachusetts.

Joseph V. Vittoria, 70, was appointed to the Board on September 14, 2005. Mr. Vittoria is chairman of Autoeurope, Inc., American Coach Lines and Puradyn Filter Technologies, Inc. In September of 2000 he retired as Chairman and Chief Executive Officer of Travel Services International, Inc., a company he founded and took public in 1997. Earlier in 2000 he had sold the company to Airtours, plc, a large British tour operator. From 1987 to 1997, he was Chairman and Chief Executive Officer of Avis, Inc., and was President and Chief Operating Officer for the prior five years. Mr. Vittoria serves as an Advisory Director of the National Crime Prevention Counsel. In recognition of his efforts on behalf of missing children, he served on President Reagan's Child Safety Partnership. He was the founding chairman of the Board of Visitors of the Georgetown University School of Languages and Linguistics and is a member of the Board of Overseers of the Columbia Business School.

John Rudy, 63, was appointed as Vice President and Chief Financial Officer on September 14, 2005. Mr. Rudy is the founder and principal of Beacon Consulting Associates, a firm specializing in providing financial consulting services, Mr. Rudy is a certified public accountant in New York State.

Lance Yu, 35, became our Senior Vice President – Chief Technology Officer on April 19, 2005. From November 2004 until April 19, 2005 he was the Senior Vice President – Chief Technology Officer of Sona. From January 2002 through November 2004, he was the Vice President – Technology of Sona Innovations, Inc. which was purchased by Sona from Baldhead Systems, a professional services, web design and business consulting organization based in Toronto, Canada, first as a Senior Project Manager and then as Vice President – Technology.

There are no family relationships among the director nominees or among our executive officers.

Committees

The Board has two standing committees: the Audit Committee and the Compensation and Nominating Committee. During our most recent fiscal year, which ended March 31, 2005, we had a separately-designated standing Audit Committee. As of March 31, 2005, the members of the Audit Committee were Timothy D. Morgan (Chairman), Bryan Maizlish and Tracie Savage. Mr. Morgan and Ms. Savage resigned as directors on April 19, 2005, the day the Merger was consummated. From that date until July 19, 2005, the entire Board functioned as the Audit Committee. On July 19, 2005, two new directors were appointed to the Board—Frank Fanzilli and Paul McAleese. Messrs. Fanzilli and McAleese were immediately appointed to serve on the Audit Committee, with Mr. Fanzilli appointed as Acting Chairman until we could identify an ‘‘audit committee financial expert’’ (see below.). On September 14, 2005, Mr. Castellano, who qualifies as an ‘‘audit committee financial expert,’’ was appointed as the Chairman of the Audit Committee.

Audit Committee Financial Expert

During the 2004 fiscal year, the Board determined that Timothy D. Morgan, then Chairman of the Audit Committee, was an ‘‘audit committee financial expert,’’ as such term is defined in Item 401(e)(1) of Regulation S-B, and that Mr. Morgan was independent, pursuant to Item 401(e)(1)(ii) of Regulation S-B. As discussed above, Mr. Morgan resigned from the Board effective April 19, 2005. On September 14, 2005, Mr. Costellano was appointed as Chairman of the Audit Committee and designated as the Audit Committee financial expert.

Compensation Committee

During our 2004 fiscal year and during the 2005 fiscal year until April 19, 2005, Harris A. Shapiro and Corey P. Schlossmann served as members of the Compensation Committee, with Mr. Shapiro serving as the Chairman. The Compensation Committee had the authority to approve the remuneration of our key officers and, if incorporated or acquired, our subsidiaries, review and recommend to the Board changes in our stock benefit and executive, managerial or employee compensatory and benefit plans or programs and administer stock option, restricted stock or similar plans. On April 19, 2005, Messrs. Harris and Schlossman resigned from the Board.

Nominating Committee

Until July 19, 2005, we did not have a standing nominating committee or a committee performing similar functions. Since March 31, 2000, we have been trying to identify a suitable acquisition candidate which, among other matters, would provide us with new directors. As a result, the Board did not believe it necessary or appropriate to set up a formal nominating committee or to adopt a charter for such a committee.

Compensation and Nominating Committee

On July 19, 2005, the Board established a Compensation and Nominating Committee and approved and adopted a Compensation and Nominating Committee Charter. Mr. Fanzilli and Mr. McAleese were appointed the sole members of the Compensation and Nominating Committee, with Mr. McAleese appointed as Chairman.

The function of the Compensation and Nominating Committee is to review and recommend the compensation and benefits, payable to our officers, review general policy matters relating to employee compensation and benefits and administer our various stock option plans and other incentive compensation arrangements. The Committee will also seek to identify individuals qualified to become members of the Board and make recommendations to the Board of nominees to be elected by stockholders or to be appointed to fill vacancies on the Board.

In identifying and recommending nominees for positions on the Board, we anticipate that the Compensation and Nominating Committee will consider (i) a candidate's judgment, character, expertise, skills and knowledge useful to the oversight of our business; (ii) a candidate's business or other relevant experience; and (iii) the extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Our Board expects that Compensation and Nominating Committee will also consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Committee, a stockholder should notify our Secretary by written notice delivered to, or mailed to and received at, our principal executive offices not less than thirty (30) days and not more than sixty (60) days prior to the scheduled annual meeting date, regardless of any postponements, deferrals or adjournments of that meeting to a later date. A stockholder's notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election to the Board, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) the name and address of the stockholder making the nomination and any other stockholders known by such stockholder to be supporting such nomination; (iii) the class and number of shares of stock owned by the stockholder on the date of such stockholder's notice and by any other stockholders known by such stockholder to be supporting such nomination on the date of such stockholder's notice; and (iv) any financial interest of the stockholder in such nomination.

The Board believes that the minimum qualifications for service as a director are that nominees possess an ability, as demonstrated by recognized success in his or her field, to make meaningful contributions to the Board's oversight of our business and affairs and an impeccable reputation of integrity and competence in his or her personal or professional activities. The Committee's evaluation of potential candidates shall be consistent with the Board's criteria for selecting new directors. Such criteria include an understanding of our business environment and the possession of such knowledge, skills, expertise and diversity of experience so as to enhance the Board's ability to manage and direct our affairs and business, including when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or satisfy any independence requirements imposed by law, regulation or listing requirements. The Committee may also receive suggestions from our current Board members, executive officers or other sources, which may be either unsolicited or in response to requests from the committee for such candidates. In addition, the Committee may also, from time to time, engage firms that specialize in identifying director candidates.

Once a person has been identified by the Committee as a potential candidate, the Compensation and Nominating Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Committee determines that the candidate warrants further consideration, the chairman or another member of the Committee may contact the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee may request information from the candidate, review the person's accomplishments and qualifications and may conduct one or more interviews with the candidate. The Committee will consider all such information in light of information regarding any other candidates that the Committee might be evaluating for membership on the Board. In certain instances, the committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder.

Limitation of Directors' Liability and Indemnification

Our certificate of incorporation, as amended, limits the liability of individual directors for specified breaches of their fiduciary duty. The effect of this provision is to eliminate the liability of directors for monetary damages arising out of their failure, through negligent or grossly negligent conduct, to satisfy their duty of care, which requires them to exercise informed business judgment. The liability of directors under the federal securities laws is not affected. A director may be liable for monetary damages only if a claimant can show receipt of financial benefit to which the director is not entitled, intentional infliction of harm on us or on our shareholders, a violation of section 174 of the Delaware General Corporation Law (dealing with unlawful distributions to shareholders effected by vote of directors), and any amended or successor provision thereto, or an intentional violation of criminal law.

Our certificate of incorporation, as amended, also provides that we will indemnify each of our directors or officers, and their heirs, administrators, successors and assigns against any and all expenses, including amounts paid upon judgments, counsel fees, and amounts paid or to be paid in settlement before or after suit is commenced, actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding, in which they, or any of them are made parties, or which may be asserted against them or any of them by reason of being, or having been, directors or officers of the corporation, except in relation to such matters in which such director or officer shall be adjudged to be liable for his own negligence or misconduct in the performance of his duty.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which we are required or permitted to provide indemnification, except as set forth under ‘‘Certain Relationships and Related Party Transactions.’’ We are also not aware of any threatened litigation or proceedings that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons under our certificate of incorporation, as amended,, we have been informed that, in the opinion of the Securities and Exchange Commission (the ‘‘Commission’’), indemnification is against public policy as expressed in the Securities Act and is unenforceable.

Compensation of Directors

During our 2005 fiscal year, each of the directors then serving was granted a stock option under our original compensation plan for 25,000 shares of Common Stock. In addition, each director was eligible to receive $500 for each meeting attended in person, plus reimbursement for out-of-pocket expenses, and $250 for each meeting attended telephonically.

On July 19, 2005, the Board adopted a new compensation plan for directors. Under the new plan, each non-employee director will, immediately upon his or her election or appointment to the Board, receive 40,000 shares of Common Stock, of which 20,000 shares will vest immediately and 20,000 will vest on the first anniversary of his or her election to the Board. If the director leaves the Board for any reason, voluntarily or involuntarily, before the first anniversary of his or her election to the Board, he or she will forfeit any unvested shares. In addition, each non-employee director will receive an annual director's fee of $5,000 and an option to purchase 5,000 shares of Common Stock, which option will become exercisable in equal quarterly installments and $250, plus reimbursement for actual out-of-pocket expenses, for each Board meeting attended in person and $125 for each Board meeting attended telephonically.

The Chairmen of the Audit Committee and the Compensation and Nominating Committee will each receive an annual fee of $1,000, payable in equal quarterly installments. Each member of the Audit Committee and the Compensation and Nominating Committee will receive $250, plus reimbursement for actual out-of-pocket expenses, for each committee meeting attended in person and

$125 for each committee meeting attended telephonically, unless the committee meeting immediately precedes or follows a Board meeting, in which event the committee members will receive $150, for attending the committee meeting in person and $75.00 if they attend the committee meeting telephonically.

EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation earned for services rendered to us in all capacities during each of the last three fiscal years by our Chief Executive Officer as of the end of the last fiscal year ended March 31, 2005. No other executive officer earned in excess of $100,000:

Summary Compensation Table

	Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Securities Underlying Options	Other Compensation
Harris A. Shapiro (1)	2005	$71,250	25,000	$1,750	(2)
Chief Executive Officer and	2004	$150,000	—	$2,500	(2)
Chairman of the Board	2003	$150,000	35,000	$2,250	(2)

(1)	Mr. Shapiro served as our Chief Executive Officer from September 2000 through April 19, 2005.

(2)	Mr. Shapiro was paid cash compensation for his services as a director in accordance with the fee arrangements for directors as described in the subsection captioned ‘‘Directors' Compensation’’.

Option, Grants, Exercises and Values

The following table provides certain summary information concerning the granting of options during our fiscal year ended March 31, 2005 to our Chief Executive Officer who is the sole executive officer named in the Summary Compensation Table:

Option Grants In Last Fiscal Year

Name	Number of Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date
Harris A. Shapiro	25,000	71%	$0.52	6/09/14(1)

(1)	On April, 19, 2005, as a result of the consummation of the Merger all outstanding options became immediately exercisable, even if not already exercisable, and their expiration date became April 19, 2008.

The following table provides certain summary information concerning the exercise of options during the 2005 fiscal year and unexercisable options held as of the end of the 2005 fiscal year by the Chief Executive Officer who is the sole executive officer named in the Summary Compensation Table:

Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year End Option Values

Name	Shares Acquired On Exercise	Value Realized	Number of Unexercised Options Held at Fiscal Year End	Value of Unexercised In-the-Money Options at FY-End(2)
	Exercisable		Unexercisable
Harris A. Shapiro	—	$ —	60,000 (1)	$6,666	$25,334

(1)	As of March 31, 2005, options were exercisable to purchase 23,332 shares.

(2)	Value is based upon the market value of the Common Stock as of March 31, 2005, less the exercise price payable per share under such options. An option for 10,000 shares has been excluded because the market value was less than the exercise price.

Equity Compensation Plan Information

The following table sets forth, as of March 31, 2005, certain summary information with respect to compensation plans under which shares of the Common Stock are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	324,000	$0.93	1,686,000
Equity compensation plans not approved by security holders (1)	—	—	76,000
Total	324,000	$0.93	1,762,000

(1)	In April 1999, the Board authorized a reserve of 100,000 shares of Common Stock for granting of warrants and options. Said warrants and options were to be sold for a price of five cents per share and would have an exercise price of $1.56 per share. The term was to be three years from date of issuance. This plan was cancelled by the Board effective April 18, 2005.

Employment Agreements

In September 2005, we agreed to retain John Rudy as our Vice President and Chief Financial Officer for a period of one year. Mr. Rudy's employment is on ‘‘as needed’’ basis and he will be paid $135 per hour for his services. We also have agreed to grant Mr. Rudy options to purchase 125,000 shares of our Common Stock at the fair market value on the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We paid Mr. Kreloff consulting fees of $20,000 per month from April 19, 2005 to October 31, 2005 and $12,500 for the month of November 2005. On December 1, 2005, Mr. Kreloff became a full-time employee. Mr. Glinsman was paid consulting fees of $12,500 per month from January 2005 to December 2005.

On July 18, 2005, we entered into a two-year consulting agreement with Mr. Frank Fanzilli, a director, under which we pay him $5,000 per month for consulting services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 30, 2005, certain information regarding the beneficial ownership of our Common Stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding Common Stock;

•	each of our directors and director nominees:

•	each executive officer named in the Summary Compensation Table below (see page 44); and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all of the Common Stock owned by them. The individual shareholders have furnished all information concerning their respective beneficial ownership to us.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)(2)	Percentage of Common Stock Beneficially Owned(2)
Shawn Kreloff(3) c/o Sona Mobile Holdings Corp. 825 Third Avenue, 32nd Floor New York, NY 10022	2,879,911	7.6%
John Bush(4) c/o Sona Mobile Holdings Corp. 825 Third Avenue, 32nd Floor New York, NY 10022	6,233,554(5)	16.5%
Nicholas H. Glinsman(6) c/o Sona Mobile Holdings Corp. 825 Third Avenue, 32nd Floor New York, NY 10022	2,405,579	6.4%
Bryan Maizlish(7) 9705 Conestoga Way Potomac, MD 20854	64,256(8)	*
Frank Fanzilli(9) 5 Old Lantern Place Norwalk, CT 06851	570,477	1.5%
Paul McAleese(9) 3 McAlpine Street Suite 501 Toronto, Ontario M5R 3T5 Canada	42,500	*
Michael P. Castellano(9) 16 Sheldrake Lane Palm Beach Gardens, FL 33418	41,250	*
Joseph V. Vittoria(9) 1616 S. Ocean Blvd. Palm Beach, FL 33480	41,250	*

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)(2)		Percentage of Common Stock Beneficially Owned(2)
Lance Yu c/o Sona Mobile Holdings Corp. 44 Victoria Street, Suite 801 Toronto, Ontario M5C1Y2 Canada	1,178,734		3.1%
Harris A. Shapiro (10) c/o PerfectData Corporation 1445 East Los Angeles Avenue Simi Valley, CA 93065	344,500		*
All directors and officers as a group (9 in number)(11)	13,457,511		35.5%
Thomas R. Ellis 2323 North 30th Street, Suite 100 Tacoma, WA 98403	3,961,190	(12)	10.5%
Steven L. Martin c/o Slater Asset Management, LLC 825 Third Avenue, 33rd Floor New York, NY 10022	3,430,104	(13)	8.93%

*	Less than 1%.

(1)	Effect is given, pursuant to Rule 13-d(1)(i) under the Exchange Act, to shares issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)	None of the information in this table regarding number of shares and percentage of Common Stock beneficially owned takes into account the Additional Shares (as described on page 16) that we will issue to the holders of the Series A Preferred Stock and Series B Preferred Stock if and when we satisfy certain conditions relating to our operating results. As of the date of this prospectus, none of these conditions have been met and none of the Additional Shares have been issued. The shares of Series A Preferred Stock and the Series B Preferred Stock have been converted into shares of our Common Stock. As of November 30, 2005, 37,927,350 shares of our Common Stock were outstanding.

(3)	Mr. Kreloff became Chairman of the Board and a director effective with the Merger.

(4)	Mr. Bush became President, Chief Executive Officer and a director effective with the Merger.

(5)	The shares of our Common Stock reported in the table reflect 6,153,366 shares owned by Mr. Bush and 80,168 shares owned by his wife.

(6)	Mr. Glinsman became Secretary and a director effective with the Merger and Interim Chief Financial Officer as of June 1, 2005.

(7)	Mr. Maizlish continues to serve as a director.

(8)	The shares reported in the table include 60,000 shares issuable upon the exercise of options granted under our Stock Option l Plan of 2000 (the ‘‘Original Plan’’). All these options expire on April 19, 2008.

(9)	Includes (a) 40,000 shares issued to the securityholder upon his appointment to the Board, of which 20,000 vested immediately and 20,000 will vest one year from the date of grant and (b) 1,250 shares underlying options that are currently exercisable and (c) in the case of Messrs. Fanzilli and McAleese 1,250 shares underlying currently exercisable options.

(10)	Mr. Shapiro was the Chairman of the Board, Chief Executive Officer and a director until April 19, 2005 when he resigned in connection with the Merger. The shares of the Common Stock reported in the table reflect (a) 284,500 shares owned by Millennium Capital Corporation (‘‘Millennium’’), for which Mr. Shapiro has voting power as its President; (b) 10,000 shares issuable upon the exercise of an option expiring June 19, 2012 under the Original Plan (c) 25,000 shares issuable upon the exercise of an option expiring September 25, 2012 under the Original Plan; and

(d) 25,000 shares issuable upon the exercise of a an option expiring June 9, 2014 under the Original Plan. As a result of the Merger, all three options expire April 19, 2008.

(11)	Does not include Mr. Shapiro's beneficial ownership.

(12)	All shares are registered in the name of Lohrey LLC of which Mr. Ellis is the sole member and manager.

(13)	Includes shares owned directly by Mr. Martin (278,104) as well as shares he is deemed to beneficially own through his wife (8,000), through his IRA (152,400) and through his wife's IRA (76,200). Mr. Martin also has voting and investment control over shares owned by Slater Equity Partners, L.P. (1,372,000), Slater Equity Partner's Offshore Fund Ltd. (762,200) and Slater FF&E Fund, LLC (152,400) by virtue of the fact that he is the Manager and controlling owner of Slater Asset Management, L.L.C. (‘‘SAM’’) and Slater Capital Management, L.L.C. (‘‘SCM’’). SAM is the general partner of investment limited partnerships of which SCM is the investment advisor, including Slater Equity Partners, L.P. SCM is also the investment advisor to Slater Equity Partners Offshore Fund Ltd. and the manager of Slater FF&E Fund, LLC. Also includes 628,800 shares underlying warrants held by Mr. Martin and certain of the above-mentioned individuals and entities.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 92,000,000 shares, including 90,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may designate the rights and preferences of the preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the company. As of November 30, 2005, 37,927,350 shares of our Common Stock were issued and outstanding.

The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation does not impose any super-majority vote requirements.

Common Stock

Under our Certificate of Incorporation, as amended, shares of our Common Stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of our Common Stock do not have cumulative voting rights. Accordingly, subject to any voting rights of the holders of any other preferred stock that may be issued by us from time to time, holders of a plurality of our Common Stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election.

The presence of a majority of the voting power of our outstanding capital stock constitutes a quorum.

The holders of our Common Stock are entitled to dividends when and if declared by our Board of Directors from legally available funds. The holders of our Common Stock are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution.

None of the shares of our Common Stock:

•	have preemptive rights;

•	are redeemable;

•	are subject to assessments or further calls;

•	have conversion rights; or

•	have sinking fund provisions.

Preferred Stock

We are currently authorized to issue 2,000,000 shares of preferred stock in one or more series. Our Board of Directors may determine the terms of the authorized but unissued shares of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

•	voting rights, including the right to vote as a series on particular matters, which could be superior to those of our Common Stock;

•	preferences over our Common Stock as to dividends and distributions in liquidation;

•	conversion and redemption rights, including the right to convert into shares of our Common Stock; and

•	sinking fund provisions.

Outstanding Options and Warrants

At November 30, 2005, we had outstanding stock options granted to employees and consultants to purchase 1,949,000 shares of Common Stock. These options have exercise prices ranging from $0.52 to $3.43 per share, with an average weighted exercise price of $1.40, and expire between April 18, 2008 and October 13, 2010. Of the options outstanding at November 30, 2005, 895,176 are vested and currently exercisable. We also had outstanding non-compensatory Warrants issued to purchase 962,175 shares of Common Stock. These Warrants have exercise prices of $1.968 per share, and expire June 21, 2009.

Registration Rights

We have not granted any registration rights, other than the registration rights with respect to the shares offered by this Prospectus.

Transfer Agent

The transfer agent and registrar for our Common Stock is U. S. Stock Transfer Corporation, 1745 Gardena Ave., Glendale, California 91204-2991.

SELLING STOCKHOLDERS

The selling stockholders include holders of our Common Stock and Warrants to purchase 962,175 shares of our Common Stock.

The following table sets forth certain information known to us with respect to the beneficial ownership of our Common Stock by the selling stockholders as of November 30, 2005. The share numbers in the column labeled ‘‘Number of Shares Offered’’ represent all of the shares that the selling stockholders may offer under this prospectus. The table assumes that each selling stockholder exercises all of his or its Warrants and sells all of his or its shares of our Common Stock. We are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares before selling them. Other than our agreement with the selling stockholders to maintain the effectiveness of the registration statement of which this prospectus forms a part for two years, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of their shares.

Selling Stockholders	Number of Shares Owned Before the Offering	Percentage of Class of Shares	Number of Shares Offered	Number of Shares Owned After the Offering	Percentage of Class of Shares
				—	—
Slater Equity Partners LP (1)(2)(14)	1,715,000	4.5%	1,715,000	—	—
Slater Equity Partners Offshore Fund Ltd (1)(3)(14)	952,750	2.5%	952,750	—	—
Slater FF&E Fund, LLC (1)(4)(14)	190,500	*	190,500	—	—
Steven L. Martin Rollover IRA (5)(6)	190,500	*	190,500	—	—
Jodee R. Martin Rollover IRA (5)(7)	95,250	*	95,250	—	—
Potomac Capital Partners LP (8)(9(15))	630,250	1.7%	630,250	—	—
Potomac Capital International Ltd (8)(10)(15)	380,125	1.0%	380,125	—	—
Pleiades Investment Partners-R LP (8)(11)(15)	418,750	1.1%	418,750	—	—
Free Market Capital, LP (12)	142,500	*	142,500	—	—
James Fuld Jr. (13)	95,250	*	95,250	—	—

*	Less than 1%.

(1)	Address is Slater Capital Management, LLC, 825 Third Avenue, New York, New York 10022.

(2)	Includes 343,000 shares underlying Warrants.

(3)	Includes 190,550 shares underlying Warrants.

(4)	Includes 38,100 shares underlying Warrants.

(5)	Address is 201 East 87th Street, New York, New York 10128.

(6)	Includes 38,100 shares underlying Warrants.

(7)	Includes 19,050 shares underlying Warrants.

(8)	Address is Potomac Capital Management, 825 Third Avenue, New York, New York 10022.

(9)	Includes 126,050 shares underlying Warrants.

(10)	Includes 76,025 shares underlying Warrants.

(11)	Includes 83,750 shares underlying Warrants.

(12)	Address is 48 South Franklin Turnpike, Ramsey, New Jersey 07446. Includes 28,500 shares underlying warrants.

(13)	Address is 114 East 72nd Street, New York, New York 10021. Includes 19,050 shares underlying warrants.

(14)	Steven L. Martin has voting and investment control over these securities because he is the Manager and controlling owner of Slater Asset Management, L.L.C. (‘‘SAM’’) and Slater Capital Management, L.L.C. (‘‘SCM’’). SAM is the

general partner of investment limited partnerships, of which SCM is the investment advisor, including Slater Equity Partners, L.P. SCM is also the investment advisor to Slater Equity Partners Offshore Fund Ltd. and the Manager of Slater FF&E Fund, LLC.

(15)	P.J. Solit has voting and investment control over these securities because he is the sole managing member of Potomac Capital Management LLC (‘‘PCM LLC’’) and the President and sole shareholder of Potomac Capital Management Inc. (‘‘PCM Inc.’’). PCM LLC is the general partner of Potomac Capital Partners L.P. PCM Inc. is the investment manager of Potomac Capital International Ltd. and Pleiades Investment Partners-R LP.

The securities sold in our June 2005 private placement were exempt from registration pursuant to Rule 506 of Regulation D, Sections 4(2) and 4(6) of the Securities Act. Securities issued for services rendered by the law firm of Wachtel & Masyr were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

All of the share and warrant certificates issued in connection with the above private placement or issued in compensatory transactions or under Regulation S of the Act were imprinted with a legend restricting transfer unless pursuant to an effective registration statement or an available exemption under the Securities Act.

In private placements, the investors were required to represent and warrant (i) that the securities were purchased entirely for their own account with no intention, at the time of purchase, of dividing the securities with others or of reselling or otherwise disposing of any portion of the securities unless covered by an effective registration statement or pursuant to an available exemption from such registration; (ii) that the securities will be held for investment purposes and not with a view toward further distribution or sale; and (iii) further agree that they will not engage in any short selling.

PLAN OF DISTRIBUTION

The shares of Common Stock covered by this prospectus may be sold from time to time by the selling stockholders. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by selling stockholders in one or more of the following types of transactions: (i) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to the registration statement of which this prospectus is a part; (iii) an exchange distribution in accordance with the rules of such exchange; (iv) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (v) transactions between sellers and purchasers without a broker/dealer. In addition, any securities covered by the registration statement which qualify for sale pursuant to Rule 144 may be sold under Rule 144, rather than pursuant to the registration statement. From time to time the selling stockholders may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of the issuer or derivatives thereof, and may sell and deliver the shares in connection therewith. In effecting sales, brokers or dealers engaged by the selling Investors may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated immediately prior to the sale.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for us by Morse, Zelnick, Rose & Lander LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2004 and for the period from November 12, 2003 (date of inception) to December 31, 2003 included in this prospectus have been audited by Horwath Orenstein, LLP, independent registered public accounting firm, as stated in their report dated March 18, 2005. Such consolidated financial statements have been so included in reliance upon the authority of such firm as experts in accounting and auditing.

COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation, as amended, provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director's duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

•	for any transaction from which the director derives an improper personal benefit.

These provisions require us to indemnify our directors and officers unless restricted by Delaware law and eliminate our rights and those of our stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect our ability or that of our stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

In connection with the shares of our Common Stock offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the Commission. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our securities, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the actual contents of the contract or other document referred to. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the Commission's public reference facilities, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from the Commission for a fee. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.

Item 1. Financial Statements
Sona Mobile Holdings Corp. and Subsidiaries
 Consolidated Balance Sheet

As at September 30, 2005
(unaudited)
Assets
Current
Cash	$3,782,400
Accounts receivable (net of allowance for doubtful accounts of $26,933)	233,967
Tax credits receivable	93,493
Prepaid expenses & deposits	215,363
Total current assets	4,325,223
Property and equipment:
Computer equipment	62,556
Furniture and equipment	16,707
Less: accumulated depreciation	(20,839)
Total Property and equipment	58,424
Total assets	$4,383,647
Liabilities and Shareholders' Equity
Current:
Accounts payable	$605,144
Accrued liabilities	251,753
Deferred service revenue	23,342
Total current liabilities	880,239
Shareholders' equity:
Preferred stock – 2,000,000 shares authorized, par value$.01 per share:
Series A Convertible Preferred Stock – 600,000 shares authorized, 568,140 shares issued and outstanding (Liquidation preference – $3,250,000 in aggregate)	5,681
Series B Convertible Preferred Stock – 10,000 shares authorized, 3,848.7 shares issued and outstanding (Liquidation preference – $5,049,494 in aggregate)	38
Common Stock – 10,000,000 shares authorized, par value $.01 per share – 6,584,530 shares issued and outstanding	65,845
Common stock purchase warrants – 962,175 issued and outstanding	498,407
Additional paid-in capital	7,347,618
Accumulated other comprehensive income	(58,489)
Accumulated deficit	(4,355,692)
Total shareholders' equity	3,503,408
Total liabilities and shareholders' equity	$4,383,647

See accompanying notes to consolidated financial statements.

Item 1. Financial Statements (Continued)
Sona Mobile Holdings Corp. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss

	Three months ended September 30,
	2005	2004
	(unaudited)	(unaudited)
Revenue	$121,315	$116,804
Operating expenses
Advertising and communication	113,419	13,416
Amortization and depreciation	15,847	35,701
Office and administrative	626,853	56,490
Payroll wages and benefits	241,742	58,694
Professional fees	218,270	24,911
Consulting fees	726,111	61,531
Software purchases	35,630	—
Total operating expenses	1,977,872	250,743
Operating loss	(1,856,557)	(133,939)
Interest income	43,009	—
Research and development tax credits	—	7,683
Net loss	(1,813,548)	(126,256)
Gain (Loss) on currency translation	(96,146)	(18,086)
Comprehensive loss	$(1,909,694)	(144,342)
Net loss per share of Common Stock – basic and diluted	$(0.28)	$(0.10)
Weighted average number of shares of Common Stock outstanding – basic and diluted	6,584,530	1,303,491

See accompanying notes to consolidated financial statements.

Item 1. Financial Statements (Continued)
Sona Mobile Holdings Corp. and Subsidiaries
Consolidated Statements of Cash Flows

	Nine Months ended September 30,
	2005	2004
	(unaudited)	(unaudited)
Cash provided by (used in):
Operating activities
Net loss	$(3,614,714)	$(384,464)
Adjustments for:
Depreciation and amortization	432,839	106,854
Changes in non-cash working capital assets and liabilities:
Accounts receivable	(102,338)	(77,155)
Research and development tax credits receivable	(3,060)	81,387
Prepaid expenses and deposits	(197,510)	—
Accounts payable	504,735	(17,037)
Accrued liabilities	(55,942)	86,115
Deferred revenue	21,909	—
Accrued payroll	(60,898)	50,451
Net cash provided by (used in) operating activities	(3,074,979)	(153,849)
Investing activities
Capital Expenditures	(64,033)	(2,152)
Net cash provided by (used in) investing activities	(64,033)	(2,152)
Financing activities
Other comprehensive income	(32,837)	(6,351)
Convertible note payable net	(85,630)	106,937
Redeemable preferred stock	(280,000)	130,000
Proceeds from the sale of Common Stock	887,968	226,029
Proceeds from the issuance of Series A Preferred Stock	1,358,399	—
Proceeds from the issuance of Series B Preferred Stock and Warrants	4,516,801	—
Proceeds from the issuance of Common Stock purchase warrants	498,407	—
Repayment of note payable and other loans	(55,325)	(281,103)
Net cash provided by financing activities	6,807,783	175,512
Change in cash during the period	3,668,771	19,511
Cash, beginning of period	113,629	212
Cash, end of period	$3,782,400	$19,723

See accompanying notes to consolidated financial statements.

Sona Mobile Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)

Note 1.    Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Sona Mobile Holdings Corp., formerly known as PerfectData Corporation (‘‘Company’’), included herein have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The unaudited condensed consolidated financial statements herein include the accounts of the Company and its wholly-owned subsidiary, Sona Mobile, Inc. (‘‘Sona Mobile’’) and Sona Mobile's wholly-owned subsidiary, Sona Innovations, Inc. (‘‘Innovations’’), a Canadian company, and Sona Limited, a wholly-owned subsidiary of the Company formed in the United Kingdom in September 2005. All material inter-company accounts and transactions have been eliminated. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Sona Mobile audited consolidated financial statements for the year ended December 31, 2004 and the notes thereto included in Form 8-K/A filed with the United States Securities and Exchange Commission on July 5, 2005. (See note 2.) Results of consolidated operations for the interim periods are not necessarily indicative of the operating results to be attained for the entire fiscal year.

Note 2.    Company Background and Description of Business

The Company was incorporated in the State of California on June 8, 1976. On November 29, 2004, after obtaining the requisite shareholder approval, the Company reincorporated in the State of Delaware.

Initially the Company's business involved designing and manufacturing a proprietary line of magnetic media maintenance equipment—disk pack cleaners and inspectors. The Company's cleaning and maintenance products were designed to address the needs of the end users of computers and office automation equipment and by maintenance organizations as part of preventative maintenance programs to reduce equipment ‘‘down time’’ and service costs and to increase product life. Beginning in March 2000, the Company began seeking acquisitions that were not related to its historical business. The Company's board of directors (the ‘‘Board’’) determined that profitability on a continuous basis would not be achieved absent an acquisition of a new business or businesses and/or a new product. On November 30, 2004, the Company sold its entire business operations, consisting of inventories of finished goods, raw materials and work in progress; books and records, including customer and supplier lists and other data relating to the operating business; the trade name ‘‘PerfectData Corporation’’ and all other names used in the business; the goodwill relating to the business; certain accounts receivable; machinery and equipment, office furniture, computer equipment and supplies; and intellectual property rights to Spray Products Corporation (‘‘Spray’’). Cash and cash equivalents were not included in the sale.

With the completion of the sale to Spray, the Company increased its efforts to find a new business opportunity. On April 19, 2005 (the ‘‘Effective Date’’), pursuant to an Agreement and Plan of Merger dated as of March 7, 2005 (the ‘‘Merger Agreement’’), Sona Mobile, Inc., a State of Washington corporation, was merged with and into PerfectData Acquisition Corporation, a Delaware corporation (‘‘Merger Sub’’) and a wholly-owned subsidiary of the Company (the ‘‘Merger’’). Merger Sub simultaneously changed its named to Sona Mobile, Inc.

As contemplated by the Merger Agreement, on the Effective Date, four of the Company's five directors resigned, including the Chairman of the Board, and the remaining director appointed three designees of Sona Mobile to fill those vacancies. Also, on the Effective Date the Company's chief executive officer resigned and the reconstituted board appointed designees of Sona Mobile as the Company's new executive officers.

Sona Mobile Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)

In the Merger, the Sona Mobile shareholders received an aggregate of 539,733 shares of the Company's Series A Convertible Preferred Stock (the ‘‘Series A Stock’’). The conversion ratio for the Series A Stock is 48.11159 to one—meaning each share of Series A Stock converts into 48.11159 shares of the Company's common stock, par value $.01 per share (the ‘‘Common Stock’’), or a total of 25,967,413 shares of Common Stock. Sona Mobile's financial advisor in connection with the Merger (the ‘‘Advisor’’) received 28,407 shares of the Series A Stock, convertible into 1,366,706 shares of Common Stock. The holders of the Series A Stock vote together with the holders of the Company's Common Stock on all matters submitted for vote to the Company's shareholders on an as converted basis. As a result, the holders of the Series A Stock had 80% voting control of the Company on the Effective Date. An additional 11,389,217 shares of Common Stock (the ‘‘Additional Shares’’) will be issued to the holders of the Series A Stock and the Series B Stock (see note 4 below) if either of the following two conditions are satisfied: (1) if the Company, on a consolidated basis, has revenues of at least $3,000,000 and a gross profit margin of at least 50% for its fiscal year ending December 31, 2005 or (2) if the Company's aggregate revenues for 2005 and 2006 are at least $12,000,000 and the Company's gross profit margin, combined aggregate revenues and aggregate cost of revenues, for 2005 and 2006 are at least 50%. The Additional Shares will be allocated among the holders of the Series A Preferred Stock and the Series B Preferred Stock, other than the Advisor, pro rata based on their relative holdings of Series A and Series B Preferred Stock prior to conversion. On November 17, 2005, all of the issued and outstanding shares of the Series A Preferred Stock and Series B Preferred Stock automatically converted into shares of our Common Stock.

Upon completion of the Merger, the Company's only business was the historical business of Sona Mobile, and the former Sona Mobile shareholders control the Company. The Merger was accounted for as a reverse acquisition into a public shell and a recapitalization of Sona Mobile. No goodwill was recorded in connection with the Merger and the costs were accounted for as a reduction of additional paid-in-capital. The pre-Merger financial statements of Sona Mobile are treated as the historical financial statements of the combined companies. The historical financial statements of the Company prior to the Merger are not presented. Furthermore, because Sona Mobile is deemed the accounting acquirer, the Company's historical stockholders' equity is not carried forward to the merged entity as of September 30, 2005. Immediately prior to the Merger the Company had a net asset value of $1,145,962 consisting of cash and prepaid expenses of $1,232,612 and liabilities of $86,650.

Sona Mobile was organized in November 2003 in the State of Washington for the purpose of acquiring all of the stock of Sona Innovations, Inc., a Canadian company (‘‘Innovations’’). The acquisition was completed in December 2003. Sona Mobile operates as one business segment.

Sona Mobile develops and markets wireless data applications for mobile devices in the rapidly growing wireless data marketplace. Sona Mobile is a Vertical Wireless Software and Service Provider specializing in value-added services to data-intensive vertical market segments. Sona Mobile's revenues consist primarily of licensing and support fees relating to the Sona Wireless Development Platform and related end-user wireless applications to enterprises and cellular operators.

Sona Mobile markets its products and services principally to two large vertical markets and one broad horizontal market.

•	Financial services. One of Sona Mobile's primary focuses is to develop solutions for the data-intensive investment banking community and client-facing applications for the retail banking industry.

•	Entertainment and gaming. Sona Mobile delivers content via significant channel partners and content partners, including live streaming television, digital radio, specific theme phones, and gaming applications.

•	Enterprise solutions. Sona Mobile's products and services extend enterprise applications to the wireless arena, such as CRM, SFA, IT service desk, Business Continuity Protocol, all of which are delivered in compliance with the current regulatory environment.

Sona Mobile Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)

Note 3.    Summary of Significant Accounting Policies

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with U.S. generally accepted accounting principles and reflect the following policies:

(a)    Principles of consolidation

The consolidated financial statements include the accounts of the Company and it's wholly-owned subsidiary, Sona Mobile and the accounts of Sona Mobile's wholly-owned subsidiary, Innovations, and the accounts of the Company's recently formed wholly owned subsidiary in the United Kingdom. All intercompany accounts and transactions have been eliminated in consolidation.

(b)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash and term deposits with original maturity dates of less than 90 days. Cash and cash equivalents are stated at cost, which approximates market value, and are concentrated in two major financial institutions.

(c)    Foreign currency translation

In accordance with the provisions of SFAS No. 52 ‘‘Foreign Currency Translation,’’ assets and liabilities denominated in a foreign currency have been translated at the period end rate of exchange. Revenue and expense items have been translated at the transaction date rate. For Sona Innovations, which utilizes its local currency (Canada) as its functional currency, the resulting translation gains and losses are included in other comprehensive income. Gains or losses resulting from foreign exchange transactions are reflected in earnings.

(d)    Property and Equipment

Fixed assets are stated at cost. Depreciation is provided on a straight line basis over the estimated useful lives of three to five years.

(e)    Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

(f)    Software rights

Software rights were recorded at the excess of the purchase price for Innovations, purchased in 2003, over the fair value of that company's identifiable net tangible assets. As at June 30, 2005 the software rights were written off.

(g)    Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 ‘‘Accounting for Income Taxes,’’ which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed periodically for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or

Sona Mobile Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)

deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(h)    Revenue recognition

The Company derives revenue from license and service fees related to customization and implementation of the software being licensed. License fees are recognized in accordance with Statement of Position (SOP) 97-2, ‘‘Software Revenue Recognition,’’ as amended by SOP 98-4 and SOP 98-9, and in certain instances in accordance with SOP 81-1, ‘‘Accounting for Performance of Construction-Type and Certain Production-Type Contracts.’’ Service fees are recorded on a percentage of completion or completed-contract basis depending on whether or not reliable estimates of the costs to complete the work can be obtained. License fees are recognized over the service period when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is probable. The deferred revenues are amounts received prior to completion of service.

(i)	Research and development costs

The Company incurs costs on activities that related to research and the development of new products. Research costs are expensed as they are incurred. Costs are reduced by tax credits where applicable. Development costs for the three month and the nine month periods ended September 30, 2005 were $217,878 and $489,435, respectively. As of September 30, 2005 there were no capitalized research and development costs on the balance sheet.

Development costs to establish the technological feasibility of software applications developed by the Company are charged to expense as incurred. In accordance with FAS 86, certain costs incurred subsequent to achieving technological feasibility are capitalized. Accordingly, a portion of the internal labor costs and external consulting costs associated with essential wireless software development and enhancement activities are capitalized. Costs associated with conceptual design and feasibility assessments as well as maintenance and routine changes are expensed as incurred. Capitalized costs are amortized based on current or future revenue for each product with an annual minimum equal to the straight-line basis over the estimated economic lives of the applications, not to exceed 5 years.

Note 4.    Schedule of Shareholders' Equity

The schedule of shareholders' equity reflects the Merger, which was treated as a reverse acquisition with Sona Mobile as the accounting acquirer. The beginning equity is that of Sona Mobile as of December 31, 2004 and the schedule reflects the exchange of Sona Mobile's capital stock for shares of the Company's Series A Stock. The schedule also reflects the Series B Financing described below.

Series B Financing

In June 2005, the Company sold or received subscriptions for 3,848.7 shares of its Series B Convertible Preferred Stock, $.01 per share (the ‘‘Series B Preferred Stock’’) and warrants to purchase 962,175 shares of Common Stock (the ‘‘Warrants’’). The gross proceeds from the sale of the Series B Preferred Stock and the Warrants were approximately $5.05 million. The Series B Stock ranks pari passu with the Series A Preferred Stock and is identical in all material respects to the Series A Preferred Stock except that each share of Series B Preferred Stock converts into 1,000 shares of Common Stock, or 3,848,700 in the aggregate. All of the shares of Series B Preferred Stock were converted on November 17, 2005.

	Common Stock		Series A redeemable preferred stock (old series A)		Warrants on Common Stock		Series A & Series B Convertible Preferred Stock		Additional paid-in Capital	Accumulated Comprehensive Income Amount	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2004	1,558,177	$450,459							$205,555	$(25,652)	$(740,980)	$(110,617)
Sona Series A redeemable preferred stock carried as a liability			2,327,779	$280,000								280,000
Sona common stock issued prior to reverse merger	2,014,849	683,707										683,707
Convertible note Conversion	158,730	70,420										70,420
Common stock acquired in the reverse merger	6,584,530	65,845							1,213,996			1,279,841
Exchange of stock pursuant to merger	(3,715,256)	(1,204,586)	(2,327,779)	(280,000)					1,478,905			(5,681)
Issuance of Series A Convertible Preferred Stock							568,140	$5,681				5,681
Redemption/ Cancellation of shares	(16,500)
Cost of financing reverse merger									(67,563)			(67,563)
Issuance of Series B Convertible Preferred Stock							3,849	38	4,551,021			4,551,059
Common stock purchase warrants issued pursuant to Series B Financing					962,175	$498,407						498,407
Costs of Series B Financing									(34,295)			(34,295)
Other comprehensive income										(32,837)		(32,837)
Net loss											(3,614,714)	(3,614,714)
Balance at September 30, 2005	6,584,530	$65,845	0	0	962,175	$498,407	571,989	$5,719	$7,347,619	$(58,489)	$(4,355,693)	$3,503,408

Sona Mobile Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)

Note 5.    Earnings per Share

Basic earnings per share are computed by dividing income available to holders Common Stock by the common shares outstanding for the period. Diluted earnings per share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity.

The calculation of diluted earnings per share did not include 27,334,119 shares of common stock issuable weighted-average number of upon the conversion of the series A preferred stock, 3,848,700 shares of common stock issuable upon the conversion of the series B preferred stock, or 249,000 shares of common stock issuable upon the exercise of options, as their inclusion would be antidilutive.

Note 6.    Lease Commitments

The Company leases office space in Toronto, Ontario, New York, New York, Boulder, Colorado, and London, United Kingdom. The Company also leases certain office equipment. Lease commitments by year are as follows.

Future Lease Commitments by Year
(US$)

	2005	2006	2007	2008	2009	2010	2011
Office Space Leases:
United States	$99,195	$445,723	$449,534	$67,938	$74,732	$62,059	—
Canada	20,442	182,727	207,295	207,295	207,295	207,295	138,196
United Kingdom	8,417	5,612
Total Office Space	128,054	634,062	656,829	275,233	282,027	269,354	138,196
Office Equipment	887	3,549	3,549	3,549	3,549	592	—
Total Lease Commitments	$128,941	$637,611	$660,378	$278,782	$285,576	$269,946	$138,196

Note 7.    Share Capital

On the Effective Date, the Company issued 568,140 shares of its Series A Stock in connection with the Merger.

In June 2005 the Company sold or had received subscriptions for 3,849 shares of its Series B Stock and 962,175 common stock purchase warrants (the ‘‘Warrants’’). The total proceeds from this financing were $5,049,466. The Warrants were valued at $498,407 using the Black-Scholes option pricing formula and the closing stock price on June 20, 2005, the date of the Series B Financing. All subscription amounts were received by September 30, 2005.

The Company had 6,359,530 shares of its Common Stock outstanding as of December 31, 2004. Between January 1, 2005 and the Effective Date, the Company issued an additional 225,000 shares of Common Stock – 150,000 shares in payment of legal fees and 75,000 upon exercise of stock options.

Note 8.    Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable, and notes payable. The Company is subject to credit risk with respect to its accounts receivable to the extent that debtors do not meet their obligations. The Company monitors the age of its accounts receivable and may delay development or terminate information fees if debtors do not meet payment terms. The fair values of all financial instruments approximates book values.

The Company is subject to foreign currency risk with respect to financial instruments denominated in a foreign currency.

Sona Mobile Holdings Corp. and Subsidiaries
Notes to Consolidated Financial Statements (unaudited)

Note 9.    Income Taxes

Deferred tax benefits arising from net operating loss and scientific research and experimental development expenditure carryforwards were determined using the applicable statutory rates. The net operating loss carry forward balances vary from the applicable percentages of net loss due to expenses, primarily amortization of software rights, recognized under generally accepted accounting principles, but not deductible for tax purposes.

At September 30, 2005 the Company had net deferred tax assets of approximately $1,735,000 arising from the net operating loss carryforwards. These deferred tax assets are fully offset by valuation allowances. Due to the change in control provisions under U.S. tax laws, which may apply to the Company as a result of the Merger, the utilization of net operating losses to offset future taxable income may be limited under U.S. tax laws.

Note 10.    Commitments

On December 29, 2004, Innovations signed a letter of intent to acquire the assets and employee contracts of Smart Video Canada Inc. for $83,195 ($100,000 Canadian). An initial deposit of $4,160 ($5,000 Canadian) was paid as at December 31, 2004, a second payment of $42,500 was paid in the third quarter of 2005. The initial deposit and second payment are carried as a prepaid expense on the Company's September 30, 2005 balance sheet.

Note 11.    Amounts due to Affiliated Parties

Accrued liabilities include an amount of approximately $83,000 due to an officer of the Company and an amount of approximately $22,000 owed to a former employee of the Company.

Note 12.    Subsequent Event

The Company’s Board of Directors approved option grants to the Company's employees, executives and certain consultants to purchase 1,700,000 shares of the Company's common stock with a grant date of October 13, 2005, at the market price on that date.

Note 13.    Segmented Information

The Company operates in Canada, the United States and the United Kingdom. All revenues are currently from the Canadian subsidiary. The Company has commenced sales and marketing efforts in the United States and the United Kingdom.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sona Mobile, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Sona Mobile, Inc. and Subsidiary (the ‘‘Company’’) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, shareholders' deficiency, and cash flows for the year ended December 31, 2004 and for the period from November 12, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sona Mobile, Inc. and its Subsidiary as at December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from November 12, 2003 (date of inception) to December 31, 2003, in conformity with accounting principals generally accepted in the United States of America.

Toronto, Canada
March 18, 2005

/s/ Horwath Orenstein LLP

Chartered Accountants

Sona Mobile, Inc. and Subsidiary
Consolidated Balance Sheets (audited)

	As at December 31,
	2004	2003
Assets
Current
Cash	$113,629	$213
Accounts receivable	131,630	9,059
Scientific development tax credits receivable	90,433	159,617
Prepaid expenses	17,852	6,193
Total current assets	353,544	175,082
Software rights, net (notes 2 and 3)	415,936	554,583
Equipment, net (note 4)	11,294	13,079
Total assets	$780,774	$742,744
Liabilities and Shareholders' Deficiency
Current
Accounts payable	$207,163	$200,104
Accrued liabilities	52,190	18,546
Deferred revenue	1,432	—
Note payable and other short term loans (note 5)	55,325	377,599
Redeemable preference shares (note 8)	280,000	150,000
Due to shareholder (note 6)	209,651	74,018
Total current liabilities	805,761	820,267
Convertible note payable (note 7)	85,630	—
Total liabilities	891,391	820,267
Shareholders' deficiency
Share capital (note 8) Authorized – 7,000,000 preference shares, no par value; 3,000,000 Series A preference shares; 10,000,000 common shares, no par value
Issued and outstanding 1,558,177 and 930,001 common shares	450,459	35,000
Other paid-in capital (notes 7 and 8)	205,555	—
Accumulated other comprehensive income (loss)	(25,651)	2,301
Accumulated deficit	(740,980)	(114,824)
Total shareholders' deficiency	(110,617)	(77,523)
Total liabilities and shareholders' deficiency	$780,774	$742,744

See accompanying notes to consolidated financial statments.

Sona Mobile, Inc. and Subsidiary
Consolidated Statements of Operations and Comprehensive Loss (audited)

	Year ended December 31, 2004	Period beginning November 12, 2003 (inception) and ending December 31, 2003
Revenue
Application licenses	$401,536	$—
Operating expense
Depreciation – equipment	3,941	—
Amortization – software rights	138,647	—
Bad debt expense	15,568	—
Consulting (note 6)	248,580	48,000
Insurance	3,235	—
Scientific development tax credits	(7,683)	—
Office	48,214	—
Professional fees	93,859	64,137
Rent (note 6)	29,083	—
Telephone and telecommunications	75,718	—
Travel	44,600	2,687
Wages and benefits	260,290	—
Stock based compensation (note 8)	46,463	—
Total operating expense	1,000,515	114,824
Operating loss	(598,979)	(114,824)
Other income (expense)
Interest expense (note 7)	(27,177)	—
Net Loss	(626,156)	(114,824)
Other comprehensive income (loss) – Translation adjustment	(27,952)	2,301
Comprehensive loss	$(654,108)	$(112,523)

See accompanying notes to consolidated financial statments.

Sona Mobile, Inc. and Subsidiary
Consolidated Statements of Cash Flows (audited)

	Year ended December 31, 2004	Period beginning November 12, 2003 (inception) and ending December 31, 2003
Cash provided by (used in):
Operating activities
Net loss	$(626,156)	$(114,824)
Adjustments for:
Amortization of equipment	3,941	—
Amortization of software rights	138,647	—
Amortization of deferred interest	16,185	—
Changes in non-cash working capital assets and liabilities net of acquired assets and liabilities due to acquisitions:
Accounts receivable	(122,571)	—
Scientific development tax credits receivable	69,184	—
Prepaid expenses	(11,659)	—
Accounts payable	7,058	114,824
Accrued liabilities	33,644	—
Deferred revenue	1,432	—
Net cash provided by (used in) operating activities	(490,295)	—
Investing
Furniture and equipment	(2,156)	—
Cash balance from acquisition of subsidiary	—	208
Net cash provided by (used in) investing activities	(2,156)	208
Financing
Proceeds from deposits on share subscriptions	175,000	—
Proceeds from the sale of preference shares	130,000	—
Proceeds from the sale of common shares	368,997	—
Net proceeds from (repayment of) note payable and other loans	(275,811)	—
Proceeds from shareholder (note 6)	135,633	5
Proceeds from convertible note payable	100,000	—
Net cash provided by financing activities	633,819	5
Effect of exchange rate changes on cash	(27,952)	—
Change in cash during the year	113,416	213
Cash, beginning of year	213	—
Cash, end of year	$113,629	$213
Supplemental schedule of non-cash investing and financing activities:
Redeemable preference shares issued in exchange for payment of deposit for acquisition of subsidiary	$—	$150,000
Common shares issued in exchange for payment of deposit for acquisition of subsidiary	$—	$35,000

See accompanying notes to consolidated financial statments.

Sona Mobile, Inc. and Subsidiary
Consolidated Statements of Shareholders' Deficiency (audited)
For the year ended December 31, 2004 and the period from November 12, 2003, the date of incorporation, to December 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Shareholder's Equity (Deficiency)
Balance, November 12, 2003 (inception)	$—	$—	$—	$—	$—	$—
Issuance of shares on incorporation	496,667	—	—	—	—	—
Issuance of shares in exchange for payment of deposit for acquisition of subsidiary	183,334	35,000	—	—	—	35,000
Issuance of shares as compensation for delays in the acquisition of subsidiary	250,000	—	—	—	—	—
Foreign exchange translation	—	—	—	2,301	—	2,301
Net loss	—	—	—	—	(114,824)	(114,824)
Balance, December 31, 2003	930,001	35,000	—	2,301	(114,824)	(77,523)
Issuance of shares for cash	628,176	368,996	—	—	—	368,996
Common stock committed for repayment of note payable (note 7)	—	—	30,555	—	—	30,555
Common stock committed for cash (note 8)	—	—	175,000	—	—	175,000
Stock based compensation	—	371,700	—	—	—	371,700
Deferred stock based compensation (note 8)	—	(325,237)	—	—	—	(325,237)
Foreign exchange translation	—	—	—	(27,952)	—	(27,952)
Net loss	—	—	—	—	(626,156)	(626,156)
Balance, December 31, 2004	$1,558,177	$450,459	$205,555	$(25,651)	$(740,980)	$(110,617)

See accompanying notes to consolidated financial statments.

1.	Company background

Sona Mobile, Inc. (the Company) was incorporated on November 12, 2003 in the state of Washington. The Company is a provider of wireless solutions that bring mobility to businesses in the wireless data marketplace. The Company has customers in the banking, manufacturing, entertainment, and utilities/energy industries.

2.	Summary of significant accounting policies

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with U.S. generally accepted accounting principles and reflect the following policies:

(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Sona Innovations Inc. The subsidiary was acquired December 23, 2003 and the assets and liabilities are included in the 2003 and 2004 consolidated balance sheet. The results of the subsidiary's operations are recorded from the date of acquisition. All intercompany accounts and transactions have been eliminated in consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents are comprised of cash and term deposits with original maturity dates of less than 90 days. Cash and cash equivalents are stated at cost which approximates market value, and are concentrated in two major financial institutions.

(c)	Foreign currency translation

In accordance with the provisions of SFAS No. 52 ‘‘Foreign Currency Translation’’, assets and liabilities denominated in a foreign currency have been translated at the year end rate of exchange. Revenue and expense items have been translated at the transaction date rate. For the foreign subsidiary which utilizes its local currency as its functional currency, the resulting translation gains and losses are included in other comprehensive income. Gains or losses resulting from foreign exchange transactions are reflected in earnings.

(d)	Long term investments

Equipment is stated at cost. Depreciation is provided on a straight line basis over the estimated useful lives of three to five years.

(e)	Measurement uncertainty

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

(f)	Software rights

Software rights are recorded at the excess of the purchase price of the subsidiary over the fair value of the subsidiary's identifiable net tangible assets. The carrying value of the rights is being amortized over the program application's estimated useful life of four years.

The Company tests for recoverability of software rights when events or changes in circumstance indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life.

Recoverability is assessed based on the carrying amount of the asset and its fair value which is generally determined based on the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

As at December 31, 2004 and 2003 there were no circumstances or events which had occurred which might indicate that the carrying value of the rights may not be recoverable and therefore no test of the recoverability has been made.

(g)	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 ‘‘Accounting for Income Taxes’’ which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed periodically for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(h)	Revenue recognition

The Company derives revenue from license and service fees related to customization and implementation of the software being licensed. Service fees are recorded on a percentage of completion or completed-contract basis depending on whether or not reliable estimates of the costs to complete the work can be obtained. License fees are recognized over the service period when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is probable. The deferred revenues are amounts received prior to completion of service.

(i)	Research and development

The Company annually incurs costs on activities that related to research and the development of new products. Research costs are expenses as they are incurred. Costs are reduced by investment tax credits where applicable.

(j)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

3.	Business acquisition

On December 23, 2003 the Company acquired 100% of the outstanding voting shares of Sona Innovations Inc., a Canadian company that developed the wireless platform upon which the

Company's products are based. Prior to the acquisition the two companies were at arm's length. The consideration for the shares was $132,175 ($175,000 Canadian) in cash and short term notes as well as assumption of $377,644 ($500,000 Canadian) of current debt owed to the majority shareholder of the investee prior to the acquisition (note 5).

The allocation of the purchase price is as follows:

Cash	$208
Accounts receivable	9,059
Scientific tax credits receivable	159,616
Prepaid expenses	6,193
Equipment	13,078
Software rights	554,583
742,737
Accounts payable	(85,279)
Accrued liabilities	(18,546)
Short term loans	(55,079)
Due to shareholder	(74,013)
Total purchase price	$509,820

4.	Long term investments

	2004	2003
Furniture and office equipment	$5,293	$2,915
Computer and telephone equipment	9,942	10,164
	15,235	13,079
Accumulated amortization	(3,941)	—
	$11,294	$13,079

5.	Note payable and other short term loans

	2004	2003
Amounts owed to former shareholders of Sona Innovations Inc. – non
interest bearing with no specific terms of repayment (note 3)	$55,325	$55,079
Debt assumed on acquisition of subsidiary bearing interest at 3.5%
per annum, payable June 23, 2004 (note 3)	—	322,520
	$55,325	$377,599

6.	Related party transactions

During the year, the Company paid consulting fees to shareholders and directors of the company in the amount of $215,000 and $48,000 in 2004 and 2003, respectively. The balance due to shareholder of $209,651 is non-interest bearing, unsecured with no specific terms of repayment.

The Company's subsidiary shares premises with the former majority shareholder of the subsidiary who also owns 250,000 common shares of Sona Mobile, Inc. During 2004, the Company paid rent to the former majority shareholder in the amount of $22,590 on a month to month basis with no commitment.

7.	Convertible note payable

In July 2004 the Company issued a note for proceeds for $100,000, its face value. The note is due January 2006 and bears interest at 12% per annum, payable upon maturity. On the note's due date, 48,500 common shares are to be issued to the note holder. The note is convertible to 158,730 common shares or $.63 per share, at any time before the due date.

In accordance with EITF 98-5 the fair value of the conversion option on the date of issuance was nil as the conversion price was equal to the current issue price for the shares. The obligation to issue common shares has been valued at the market price at the time of issue in the amount of $30,555 and is reflected as part of ‘‘Other paid-in capital’’ in shareholder's equity and the related note discount, netted against the note payable. Interest and amortization of the discount are charged to income over the term of the note.

On March 2, 2005 the holder of the note exercised the conversion. The other paid-in capital and the carrying value of the note payable including accrued interest and unamortized discount of $21,580 have been recorded as proceeds for the issue of the 158,730 shares.

8.	Share capital

Redeemable Preference shares

The board of directors has designated 3 million of the 10 million preference shares authorized as Series A preference shares. The shares are voting, have a non-cumulative dividend rate of 6% and are convertible to common shares on a one to one basis, subject to certain anti-dilutive provisions. The shares are redeemable at the option of the holder, if the Company is not sold, merged or subject to a public offering within 5 years of issue. The redemption amount is equal to their paid up amount plus an additional 6% compounded annually. Should the Company be subject to a public offering where the offering price is 33 times the issue price and in aggregate greater than $10 million or a majority of the Series A preferred shareholders provide consent, the shares are subject to a mandatory conversion to common shares. The holders of the Series A preferred shares have the right to purchase shares offered for sale by the Company in a number of shares necessary to maintain the holder's pro rata ownership on the basis of common share equivalents outstanding. Due to the redeemable feature of these shares they have been classified as a liability in the balance sheet.

In December, 2003 1,686,667 Series A preference shares were issued to the Company's founders for nominal consideration and 500,000 Series A preference shares were issued at $150,000 in repayment of deposits made on the acquisition of Sona Innovations Inc. as described in note 3. In January and May, 2004 141,112 Series A preference shares were issued for $130,000 to finance the remainder of the acquisition.

Common shares

In December, 2003 496,667 common shares were issued to the Company's founders for nominal consideration, 183,334 shares were issued for $35,000 in repayment of deposits made on the acquisition of Sona Innovations Inc. as described in note 3 and 250,000 shares were issued for nominal consideration to the former majority shareholder of the subsidiary as compensation for delays in closing the acquisition. In January and June, 2004 and during August to October, 2004 an aggregate of 628,176 shares were issued for $368,997. The proceeds of these issues were used to pay the remaining notes payable and debt assumed in the acquisition of the subsidiary as described in note 3, as well as to finance current operations.

In December 2004 the Company received $175,000 for 101,157 shares issued January 3, 2005. This amount is reflected as ‘‘Other paid-in capital’’ in the balance sheet.

On November 18, 2004 the board authorized 590,000 shares to be issued to various employees and a consultant for no consideration. These shares were issued January 3, 2005. The value of these shares is $371,700, of which $46,463 has been recorded as expense in the current period and $325,237 has been recorded as deferred stock based compensation in the statement of shareholders' deficiency.

9.	Financial instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable, deposits on share subscriptions, notes payable, other short term loans and amount due to shareholder.

The Company is subject to credit risk with respect to its accounts receivable to the extent that debtors do not meet their obligations. The Company monitors the age of its accounts receivables and may delay development or terminate information fees if debtors do not meet payment terms.

The Company is subject to foreign currency risk with respect to financial instruments denominated in a foreign currency.

A reasonable estimate of fair value of the amount due to shareholder and other short term loans could not be made as the timing of payments, if any, is not known.

Due to the short period to maturity, the book value of the remaining financial instruments approximates their fair value.

10.	Income taxes

Deferred tax benefits arising from net operating loss and scientific research and experimental development expenditure carryforwards were determined using the applicable statutory rates. The net operating loss carry forward balances vary from the applicable percentages of net loss due to expenses, primarily amortization of software rights, recognized under generally accepted accounting principles, but not deductible for tax purposes.

The Company has Canadian scientific research and experimental development expenditures of approximately $815,000 that may be carried forward indefinitely and applied to reduce taxable income in future years. In addition, the Company has losses carried forward for Canadian tax purposes which may be applied to reduce taxable income in the amount of approximately $240,000. Losses in the amount of $52,000 expire in 2009 and the remaining $188,000 expire in 2014.

Net operating loss carryforwards available for U.S. federal and state tax purposes of approximately $287,000. Of these losses $115,000 expires in 2023 and 2013 for federal and state purposes, respectively, and $172,000 expires in 2024 and 2014 for federal and state purposes, respectively.

The utilization of the net operating losses to offset future taxable income may be limited under U.S. tax laws.

At December 31, 2004 and 2003 the Company had net deferred tax assets of approximately $447,000 and $336,000 arising from the net operating loss and scientific research and experimental development expenditure carryforwards. These deferred tax assets are fully offset by deferred tax liability arising from the software rights, the amortization of which is not deductible for tax purposes and the remainder by valuation allowances.

The deferred tax liability related to the software is $145,000 and $194,000 at December 31, 2004 and 2003. The Company has established a valuation allowance of 100% to the extent of the deferred net tax assets since it is more likely than not that the benefit will not be realized. During 2004 and 2003 the valuation allowance increased by $160,000 and $142,000.

11.	Commitment

On December 29, 2004, Sona Innovations Inc. signed a letter of intent to acquire the assets and employees contracts of Smart Video Canada Inc. for $83,195 ($100,000 Canadian). An initial deposit of $4,160 ($5,000 Canadian) was paid as at December 31, 2004 and remainder to be paid throughout 2005.

12.	Subsequent events

On January 12, 2005 Sona Mobile, Inc. signed a non-binding Letter of Intent to merge with Perfectdata Corporation. Under the terms of the letter of intent, the shareholders of Sona Mobile, Inc. initially will own 80% of the merged entity and could own an additional 5% pursuant to a formula to be set forth in the merger agreement. The transaction is subject to completion of due diligence, execution of a definitive merger agreement, and satisfying other material conditions. On March 10, 2005, the parties executed a definitive agreement.

In addition, on March 7, 2005 the Company issued 250,000 common shares to accredited investors for proceeds of $475,000 to finance current operations.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

4,810,875 SHARES
OF
COMMON STOCK

SONA MOBILE HOLDINGS CORP.

PROSPECTUS

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law grants us the power to indemnify our directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation – a ‘‘derivative action’’), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification in which the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Certificate of Incorporation also provides that a director will not be personally liable to us or to our stockholders for monetary damages for breach of the fiduciary duty of care as a director. This provision does not eliminate or limit the liability of a director:

•	for breach of his or her duty of loyalty to us or to our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (relating to unlawful payments or dividends or unlawful stock repurchases or redemptions); or

•	for any improper benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following are the fees and expenses we incurred in connection with the offering are payable by us. Other than the SEC registration fee all of such fees expenses are estimated.

Registration fee	$875.10
Printing expenses	5,000.00
Accounting fees and expenses	5,000.00
Legal fees and expenses	50,000.00
Miscellaneous	3,000.00
Total	$63,875.10

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the Merger, we issued a total of 568,140 shares of our Series A Convertible Preferred Stock, par value $.01 per share (the ‘‘Series A Stock’’); 539,733 shares were issued to the former shareholders of Sona Mobile and 28,407 were issued to Sona Mobile’s financial advisor in connection with the Merger (the ‘‘Advisor’’). These shares are convertible into 27,334,120 shares of our Common Stock. In issuing the shares of the Series A Stock, we relied on Section 4(2) of the Securities Act. We believe that Section 4(2) was available because the issuance did not involve a public offering and there was not general solicitation or general advertising involved in the offer or sale.

In April 2005, we agreed to issue 150,000 shares of Common Stock to Wachtel & Masyr LLP, our former counsel, in full payment for legal services. The shares were actually issued in June 2005. In issuing these shares of the Series A Stock, we relied on Section 4(2) of the Securities Act. We believe that Section 4(2) was available because the issuance did not involve a public offering and there was not general solicitation or general advertising involved in the offer or sale.

Between June 21, 2005 and July 8, 2005, we sold $5.05 million worth of our Series B Preferred Stock and the Warrants to 10 accredited investors (each an ‘‘Investor’’). The Investors purchased an aggregate of 3,848.7 shares of the Series B Preferred Stock, convertible into 3,848,700 shares of our Common Stock, and Warrants to purchase an aggregate of 962,175 shares of our Common Stock at an exercise price of $1.968 per share at any time up until June 20, 2009. The sale of the Series B Preferred Stock and the Warrants were made pursuant to an exemption from securities registration afforded by the provisions of Section 4(2) and Rule 506 of Regulation D as promulgated by the Commission under the Securities Act of 1933, as amended.

ITEM 27. EXHIBITS.

Exhibit Number	Description
3.1	Agreement and Plan of Merger dated as of March 7, 2005 among Registrant, Perfect Data Acquisition Corporation and Sona Mobile, Inc.(1)
3.1	Certificate of Incorporation, as amended**
3.3	By-laws of the Company(2)
4.1	Form of Common Stock Certificate.**
5.1	Opinion of Morse, Zelnick, Rose & Lander, LLP*
10.1	Form of Subscription Agreement dated June 21, 2005(3)
10.2	Form of Common Stock Purchase Warrant dated June 21, 2005(4)
10.3	Amended and Restated Stock Option Plan of 2000(5)
21.1	Subsidiaries*
23.1	Consent of Horwath Orenstein, LLP*
23.2	Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included in signature page)*

*Included herewith

**To be filed by amendment.

(1) Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Commission on March 11, 2005 and incorporated herein by reference.

(2) Previously filed with the Registrant's definitive Consent Solicitation Statement dated October 26, 2004 as filed with the Commission on November 1, 2004 and incorporated herein by reference.

(3) Previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with Commission on June 22, 2005 and incorporated herein by reference.

(4) Previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on June 22, 2005 and incorporated herein by reference.

(5) Previously filed as Appendix III to the Registrant's definitive Proxy Statement dated October 27, 2005 and filed with the Commission on the same date and incorporated herein by reference.

ITEM 28. UNDERTAKINGS.

A. The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) include any additional or changed material information with respect to the plan of distribution disclosed in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(5) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in New York, New York on December 19, 2005.

SONA MOBILE HOLDINGS CORP.

By:	/s/ John Bush John Bush, President and Chief Executive Officer

ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Bush, individually, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities indicated on the date set forth above.

Signature	Title

/s/ John Bush	President and Chief Executive Officer, and Director (principal executive officer)

John Bush

/s/ Shawn Kreloff	Chairman of the Board of Directors

Shawn Kreloff

/s/ John Rudy	Chief Financial and Accounting Officer (principal financial officer)

John Rudy

/s/ Nicholas Glinsman	Director

Nicholas Glinsman

Director

Bryan Maizlish

/s/ Frank Fanzilli	Director

Frank Fanzilli

Director

Paul McAleese

/s/ Michael Castellano	Director

Michael Castellano

/s/ Joseph Vittoria	Director

Joseph Vittoria